SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH MAY 27,2003

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Brasil Telecom S.A.
Report of independent accountants on
special review
Quarter ended March 31, 2003

(A translation of the original report in Portuguese as filed with the Brazilian Securities Commission (CVM) containing quarterly financial information prepared in accordance with accounting practices adopted in Brazil).

Report of independent accountants on special review

(A translation of the original report in Portuguese as filed with the Brazilian Securities Commission (CVM) containing quarterly financial information prepared in accordance with accounting practices adopted in Brazil)

The Shareholders and Board of Directors
Brasil Telecom S.A.
Brasília — DF

We have reviewed the quarterly financial information of Brasil Telecom S.A. for the quarter ended March 31, 2003, comprising the balance sheet and the consolidated balance sheet of the Company and its subsidiaries, the statement of income and the consolidated statement of income, the management report and other relevant information, prepared in accordance with accounting practices adopted in Brazil.

Our review was performed in accordance with auditing standards established by the Brazilian Institute of Accountants (IBRACON) and the Federal Accounting Council, which included: (a) inquiries and discussion with management responsible for the accounting, financial and operational areas of the Company regarding the criteria adopted in the preparation of the quarterly information; and (b) review of post-balance sheet information and events, which may have a material effect on the financial and operational position of the Company and its subsidiaries.

Based on our special review, we are not aware of any material changes that should be made to the aforementioned quarterly information for it to be in accordance with accounting practices derived from the Brazilian Corporation Law and the regulations issued by the Brazilian Securities Commission, specifically applicable to the mandatory quarterly financial information.

Our review was performed for the purpose of issuing a special review report on the mandatory quarterly financial information. The statement of cash flow represents supplementary information to those statements and is presented to provide additional analysis. This supplementary information was submitted to the same review procedures applied to the quarterly financial information, and, based on our special review, is adequately presented in all material respects, in relation to the quarterly financial information taken as a whole.

The special review of the quarterly information for the quarter ended March 31, 2002 was performed by other independent auditors, which issued unqualified report dated May 10, 2002.

April 25, 2003

KPMG Auditores Independentes
CRC-SP-014.428/O-6-“F”-DF

Manuel Fernandes Rodrigues de SousaAccountant
CRC-RJ-052.428/O-S-DF

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM)	CORPORATION LAW
QUARTERLY INFORMATION
COMPANY INDUSTRIAL AND OTHERS	Base Date — March 31, 2003

01.01 — IDENTIFICATION

1 - CVM CODE 01131-2	2 - COMPANY NAME BRASIL TELECOM S.A.	3 - GENERAL TAXPAYERS' REGISTER 76.535.764/0001-43

02.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS) - PARENT COMPANY

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 03/31/2003	4- 12/31/2002
1	TOTAL ASSETS	15,290,999	15,219,953
1.01	CURRENT ASSETS	3,650,958	3,422,330
1.01.01	CASH AND CASH EQUIVALENTS	1,340,744	1,377,432
1.01.02	CREDITS	1,741,581	1,548,634
1.01.02.01	ACCOUNTS RECEIVABLE FROM SERVICES	1,741,581	1,548,634
1.01.03	INVENTORIES	389	23,309
1.01.04	OTHER	568,244	472,955
1.01.04.01	LOANS AND FINANCING	1,876	1,525
1.01.04.02	DEFERRED AND RECOVERABLE TAXES	392,652	313,041
1.01.04.03	JUDICIAL DEPOSITS	8,728	724
1.01.04.04	OTHER ASSETS	164,988	157,665
1.02	NONCURRENT ASSETS	1,167,958	1,170,201
1.02.01	OTHER CREDITS	0	0
1.02.02	INTERCOMPANY RECEIVABLES	78,623	65,654
1.02.02.01	FROM ASSOCIATED COMPANIES	5,196	1,809
1.02.02.02	FROM SUBSIDIARIES	73,427	63,845
1.02.02.03	FROM OTHER RELATED PARTIES	0	0
1.02.03	OTHER	1,089,335	1,104,547
1.02.03.01	LOANS AND FINANCING	6,507	6,554
1.02.03.02	DEFERRED AND RECOVERABLE TAXES	638,970	657,725
1.02.03.03	JUDICIAL DEPOSITS	339,536	331,364
1.02.03.04	INVENTORIES	34,101	39,862
1.02.03.05	OTHER ASSETS	70,221	69,042
1.03	PERMANENT ASSETS	10,472,083	10,627,422
1.03.01	INVESTMENTS	192,480	129,059
1.03.01.01	ASSOCIATED COMPANIES	97,481	36,018
1.03.01.02	SUBSIDIARIES	28,647	26,840
1.03.01.03	OTHER INVESTMENTS	66,352	66,201
1.03.02	PROPERTY, PLANT AND EQUIPMENT	9,653,308	9,846,140
1.03.03	DEFERRED CHARGES	626,295	652,223

02.02 - BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS - R$) - PARENT COMPANY

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 03/31/2003	4 - 12/31/2002
2	TOTAL LIABILITIES	15,290,999	15,219,953
2.01	CURRENT LIABILITIES	2,877,410	2,628,346
2.01.01	LOANS AND FINANCING	577,640	553,431
2.01.02	DEBENTURES	133,873	129,845
2.01.03	SUPPLIERS	899,164	927,418
2.01.04	TAXES, DUTIES AND CONTRIBUTIONS	368,765	363,199
2.01.04.01	INDIRECT TAXES	365,038	348,520
2.01.04.02	TAXES ON INCOME	3,727	14,679
2.01.05	DIVIDENDS PAYABLE	519,497	310,297
2.01.06	PROVISIONS	105,752	95,376
2.01.06.01	PROVISION FOR CONTINGENCIES	21,059	3,232
2.01.06.02	PROVISION FOR PENSION PLAN	84,693	92,144
2.01.07	RELATED PARTY DEBTS	0	0
2.01.08	OTHER	272,719	248,780
2.01.08.01	PAYROLL AND SOCIAL CHARGES	51,486	43,808
2.01.08.02	CONSIGNMENTS IN FAVOR OF THIRD PARTIES	103,357	78,609
2.01.08.03	EMPLOYEE PROFIT SHARING	32,085	39,060
2.01.08.04	OTHER LIABILITIES	85,791	87,303
2.02	LONG-TERM LIABILITIES	5,565,647	5,617,040
2.02.01	LOANS AND FINANCING	2,085,155	2,198,532
2.02.02	DEBENTURES	2,200,000	2,200,000
2.02.03	PROVISIONS	807,175	795,688
2.02.03.01	PROVISION FOR CONTINGENCIES	377,138	385,992
2.02.03.02	PROVISION FOR PENSION PLAN	430,037	409,696
2.02.04	RELATED PARTY DEBTS	0	0
2.02.05	OTHER	473,317	422,820
2.02.05.01	PAYROLL AND SOCIAL CHARGES	12,230	11,439
2.02.05.02	SUPPLIERS	6,723	4,123
2.02.05.03	INDIRECT TAXES	392,027	344,452
2.02.05.04	TAXES ON INCOME	27,037	26,918
2.02.05.05	OTHER LIABILITIES	27,141	27,729
2.02.05.06	FUND FOR CAPITALIZATION	8,159	8,159
2.03	DEFERRED INCOME	10,465	11,032
2.05	SHAREHOLDERS' EQUITY	6,837,477	6,963,535
2.05.01	CAPITAL	3,373,097	3,335,770
2.05.02	CAPITAL RESERVES	1,535,957	1,591,454
2.05.03	REVALUATION RESERVES	0	0
2.05.03.01	COMPANY ASSETS	0	0
2.05.03.02	SUBSIDIARIES/ASSOCIATED COMPANIES	0	0
2.05.04	PROFIT RESERVES	273,244	273,244
2.05.04.01	LEGAL	273,244	273,244
2.05.04.02	STATUTORY	0	0
2.05.04.03	CONTINGENCIES	0	0
2.05.04.04	REALIZABLE PROFITS RESERVES	0	0
2.05.04.05	PROFIT RETENTION	0	0
2.05.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	0	0
2.05.04.07	OTHER PROFIT RESERVES	0	0
2.05.05	RETAINED EARNINGS	1,655,179	1,763,067

03.01 - QUARTERLY STATEMENT OF INCOME (IN THOUSANDS OF REAIS - R$) - PARENT COMPANY

1 - CODE	2 - DESCRIPTION	3 - FROM 01/01/2003 TO 03/31/2003	4 - FROM 01/01/2003 TO 03/31/2003	5 - FROM 01/01/2002 TO 03/31/2002	6 - FROM 01/01/2002 TO 03/31/2002
3.01	GROSS REVENUE	2,614,729	2,614,729	2,265,890	2,265,890
3.02	REVENUE DEDUCTIONS	(731,693	(731,693	(628,479	(628,479
3.03	NET REVENUE	1,883,036	1,883,036	1,637,411	1,637,411
3.04	COST OF SERVICES RENDERED	(1,162,770	(1,162,770	(1,045,889	(1,045,889
3.05	GROSS PROFIT	720,266	720,266	591,522	591,522
3.06	OPERATING INCOME (EXPENSES)	(818,172	(818,172	(541,823	(541,823
3.06.01	SELLING EXPENSES	(206,898	(206,898	(180,486	(180,486
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(169,124	(169,124	(158,714	(158,714
3.06.03	FINANCIAL	(451,343	(451,343	(205,790	(205,790
3.06.03.01	FINANCIAL INCOME	71,447	71,447	26,105	26,105
3.06.03.02	FINANCIAL EXPENSES	(522,790	(522,790	(231,895	(231,895
3.06.04	OTHER OPERATING INCOME	58,753	58,753	46,968	46,968
3.06.05	OTHER OPERATING EXPENSES	(51,367	(51,367	(37,802	(37,802
3.06.06	EQUITY IN SUBSIDIARIES	1,807	1,807	(5,999	(5,999
3.07	OPERATING INCOME (LOSS)	(97,906	(97,906	49,699	49,699
3.08	NONOPERATING INCOME (EXPENSES)	(40,162	(40,162	(41,905	(41,905
3.08.01	REVENUES	15,947	15,947	58,602	58,602
3.08.02	EXPENSES	(56,109	(56,109	(100,507	(100,507
3.09	INCOME (LOSS) BEFORE TAXES/ PROFIT SHARING	(138,068	(138,068	7,794	7,794
3.10	INCOME AND SOCIAL CONTRIBUTION TAXES	39,844	39,844	(13,396	(13,396
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY PARTICIPATIONS/ CONTRIBUTIONS	(9,665	(9,665	(10,384	(10,384
3.12.01	PARTICIPATIONS	(9,665	(9,665	(10,384	(10,384
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON OWN CAPITAL	246,200	246,200	80,056	80,056
3.15	NET INCOME FOR THE PERIOD	138,311	138,311	64,070	64,070

04.01 - NOTES TO THE FINANCIAL STATEMENTS

03.01 — QUARTERLY STATEMENT OF INCOME (IN THOUSANDS OF REAIS — R$) — PARENT COMPANY

1 - CODE	2 - DESCRIPTION	3 - FROM 01/01/2003 TO 03/31/2003	4 - FROM 01/01/2003 TO 03/31/2003	5 - FROM 01/01/2002 TO 03/31/2002	6 - FROM 01/01/2002 TO 03/31/2002
	NUMBER OF SHARES, EX-TREASURY STOCK (THOUSAND)	539,991,129	539,991,129	536,868,663	536,868,663
	EARNINGS PER SHARES	0.00026	0.00026	0.00012	0.00012
	LOSS PER SHARES

01131-2	BRASIL TELECOM S.A.	76.535.764/0001-43

04.01 - NOTES TO THE QUARTERLY REPORT

NOTES TO THE FINANCIAL STATEMENTS
QUARTER ENDED March 31, 2003

(In thousands of Brazilian reais)

1. OPERATIONS

BRASIL TELECOM S.A. is a concessionaire of the Switched Fixed Telephone Service (STFC) and operates in Region II of the General Concessions Plan, covering the Brazilian states of Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás, Paraná, Santa Catarina and Rio Grande do Sul and the Federal District. The area is 2,859,375 square kilometers, corresponding to 34% of the Brazilian territory, and the company holds the local and long distance concessions.

The company is a subsidiary of Brasil Telecom Participações S.A. (BTP), incorporated on May 22, 1998 as a result of the privatization of the Telebrás System.

The Company’s business, together with the services that it offers and the tariffs charged, are regulated by the National Telecommunications Agency — ANATEL.

Information related with the quality and universal service targets of the Fixed Switched Telephone Service are available to interested parties on the homepage of ANATEL, on the site www.anatel.gov.br.

The Company is filed with the Brazilian Securities Commission (CVM) and the Securities and Exchange Commission (SEC) in the USA, and its shares are traded on the main stock exchanges in Brazil and its ADR on the New York Stock Exchange (NYSE). The Company also part of level 1 of Corporate Governance at São Paulo Stock Exchange — BOVESPA.

Company Subsidiaries

The Company is the parent company of BrT Serviços de Internet S.A. (BrTI), a wholly-owned subsidiary incorporated in October 2001, engaged in the provision of Internet services and related activities, becoming operational in the beginning of 2002.

On December 10, 2002, Brasil Telecom Celular S.A. (BrT Celular) was incorporated, which is also a wholly-owned subsidiary, to operate the Mobile Personal Service (SMP), holding a license to serve the same coverage area where the Company operates the STFC. At the balance sheet date BrT Celular was initiating its structuring process — pre-operating phase.

2. PRESENTATION OF FINANCIAL STATEMENTS

Preparation Criteria

The financial statements were prepared in accordance with accounting practices emanating from Brazilian corporate law, standards of the Brazilian Securities Commission — CVM and standards applicable to Switched Fixed Telecommunications Services — STFC concessionaires.

As the Company is filed with the Securities and Exchange Commission — SEC, it is subject to its standards, and should prepare financial statements and other information by using criteria that comply with that entity’s requirements. For complying with these requirements and aiming at meeting the market’s information needs, the Company adopts, as a principle, the practice of simultaneously publishing information in both markets in their respective languages.

The notes to the financial statements are presented in thousands of reais, unless demonstrated otherwise in each note.

According to each situation, the notes to the financial statement present information related with the Company and the consolidated statements, identified as “PARENT COMPANY” and “CONSOLIDATED” respectively. When the information is common to both situations, it is indicated as “PARENT COMPANY AND CONSOLIDATED”.

Consolidated Financial Statements

The consolidation was made in accordance with CVM Instruction 247/96 and includes the companies listed in Note 1.

Some of the main consolidation procedures are:

•	Elimination of intercompany balances, as well as revenue and expenses of transactions among them;

•	Elimination of the investor's shareholdings, reserves and accumulated results in the investees;

3. SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

a. Cash and cash equivalents: Cash equivalents are short-term, high-liquidity investments, which mature in less than three months. They are recorded at cost, plus income earned to the end of the quarter, not exceeding market value.

b. Trade accounts receivable: Receivables from users of telecommunications services are recorded at the amount of the tariff in effect on the date the service is rendered. Unbilled services provided to customers at the balance sheet date are also included in trade accounts receivable. The criterion adopted for making the provision for doubtful accounts takes into account the calculation of the actual percentage losses incurred on each range of accounts receivable. The historic percentages are applied to the current ranges of accounts receivable, also including accounts coming due and the portion yet to be billed, thus composing the amount that could become a future loss, which is recorded as a provision.

c. Inventories: Stated at average acquisition cost, not exceeding replacement cost. Inventories are segregated into inventories for plant expansion and those for maintenance. The inventories to be used in expansion are classified in property, plant and equipment (construction in progress) and inventories to be used in maintenance are classified as current and noncurrent assets. Obsolete items are recorded as Allowance for losses.

d. Investments: Investments in subsidiaries are valued using the equity method. Other investments are recorded at cost less allowance for probable losses, when applicable. The investments resulting from income tax incentives are recognized at the date of investment, and result in shares of companies with tax incentives or investment fund quotas. In the period between the investment date and receipt of shares or quotas, they remain recognized in noncurrent assets. The Company adopts the criterion of using the maximum percentage of tax allocation. These investments are periodically valued at cost or market prices, when the latter is lower, and allowances for losses are recorded if required.

e. Property, plant and equipment: Stated at cost of acquisition and/or construction, less accumulated depreciation. Financial charges for financing assets and construction in progress are capitalized.

Maintenance and repair costs, when they represent improvements (increase in installed capacity or useful life) are capitalized, while other costs are charged to the profit and losses accounts, on an accrual basis.

Depreciation is calculated under the straight-line method. Depreciation rates used are based on expected useful lives of the assets and in accordance with the standards of the Public Telecommunications Service. The main rates used are set forth in Note 24.

f. Deferred charges: Segregated between deferred charges on amortization and formation. Main items are goodwill on the acquisition of CRT — Companhia Riograndense de Telecomunicações (incorporated by Brasil Telecom S.A. in December 2000), net of tax savings, costs incurred on installation, reorganization, data processing and other. Amortization is calculated under the straight-line method in accordance with the legislation in force. When the asset does not generate benefits anymore, it is written off against nonoperating income.

g. Income and Social Contribution Taxes: Income and social contribution taxes are accounted for on an accrual basis. These taxes levied on temporary differences, tax losses and the negative social contribution base are recorded under assets or liabilities, as the case may be, according to the assumption of realization or future demand, within the parameters established in the CVM Instruction 371/02.

h. Loans and Financing: Updated to the balance sheet date for monetary or exchange variations and interest incurred. Equal restatement is applied to the guarantee contracts to hedge the debt.

i. Provision for Contingencies: Recognized based on its risk assessment evaluation and quantified on economic grounds and legal the counselors’ opinions on the lawsuits and other contingency factors known as of the balance sheet date. The basis and nature of the provisions are described in Note 7.

j. Recognition of Revenues: Revenues from services rendered are accounted for on the accrual basis. Local calls are charged based on time measurement according to the legislation in force. Revenues from sales of payphone cards are recorded upon sale. In the case of fixed terminals with prepaid subscriptions, the amounts of sales are recorded as advances from customers and revenue is recorded according to the provision of the services.

k. Recognition of Expenses: Expenses are recognized on the accrual basis, considering their relation with revenue realization. Expenses related to other periods are deferred.

l. Financial Income (Expense), Net: Financial income represent interest earned on accounts receivable that are settled after maturity, gains on financial investments and hedge, when incurred. Financial expenses represent interest incurred and other charges on loans, financing and other financial transactions.

Credited interest on own capital is included in the financial expenses balance; for financial statement presentation purposes, the amounts are reversed to profit and loss accounts and reclassified as a deduction of retained earnings, in the shareholders’ equity.

m. Research and Development: Costs for research and development are recorded as expenses when incurred, except for expenses with projects linked to the generation of future revenue, which are recorded under deferred assets and amortized over a five-year period after the operations start.

n. Benefits to Employees: Private pension plans and other retirement benefits sponsored by the Company and its Subsidiaries to their employees are managed by SISTEL and Fundação CRT. Contributions are determined on an actuarial basis, when applicable, and accounted for on an accrual basis. As of December 31, 2001, to comply with CVM Instruction 371/00, the Company recorded its actuarial deficit on the balance sheet date against shareholders’ equity, net of its tax effects. As from 2002, as new actuarial revaluations show the necessity of adjustments to the provision, they are recognized in the profit and loss accounts, in accordance with the aforementioned instruction supplementary information regarding private pension plans and other benefits to employees are described in Note 6.

o. Employee and directors Profit Sharing: The provisions for employee and directors profit sharing are recognized according to the accrual basis. The calculation of the amount, which is paid in the year after the provision recognition, is in accordance with the target program established with the labor union, in accordance with Law 10.101/00 and the Company’s bylaws.

p. Earnings per thousand shares: Calculated based on the number of shares outstanding at the balance sheet date, which comprises the total number of shares issued net of treasury stock.

4. RELATED-PARTY TRANSACTIONS

Related party transactions refer to operations with Brasil Telecom Participações S.A., the Company’s parent company, BrT Serviços e Internet S.A. and Brasil Telecom Celular S.A., which are wholly-owned subsidiaries, together with Vant Telecomunicações S.A. and MTH do Brasil Ltda. (MTH), minority investment.

Operations between related parties and Brasil Telecom S.A. are carried out under normal prices and market conditions. The principal transactions are:

Brasil Telecom Participações S.A.

Dividends/Interest on Own Capital: the interest on own capital credited in the quarter allocated an amount of R$ 162,425 (R$ 52,963 in 2002) to the Parent Company. Of this amount, the net part of the withholding tax will be allocated to the dividend to be provisioned at the end of the year. The balance of this liability that includes the provision of the prior year is R$ 319,423 (R$ 181,362 on 12/31/02).

Loans with Parent Company: Liabilities balance as of March 31, 2003 arises from the spin-off of Telebrás and is indexed to exchange variation, plus interest of 1.75% per year, amounting to R$108,529 (R$120,081 as of December 31,2002). In this quarter, it was recognized a financial gain of R$5,339, due to the decrease of the exchange rate of the American dollar against the Brazilian Real (R$647 of financial expenses in 2002).

Debentures: On January 27, 2001, the company issued 1,300 private debentures non-convertible or exchangeable for any type of share, at the unit price of R$ 1,000, totaling R$1,300,000, with the purpose of financing part of its investment program. All these debentures were acquired by Brasil Telecom Participações S.A. The nominal value of these debentures will be paid in three installments equivalent to 30%, 30% and 40% with maturities on July 27, 2004, 2005 and 2006, respectively. The debenture remuneration is equivalent to 100% of CDI, received semiannually. The balance of this liability as of March 31, 2003 is R$1,352,020 (R$1,405,228 on December 31,2002) and the yield recognized in the income for the quarter represents R$74,499 (R$55,526 in 2002).

Accounts Receivable and Payable: arising from transactions related to operating income/expenses due to use of installations and logistic support. As of March 31, 2003, balance payable is R$33 (R$663 receivable as of December 31, 2002) and the amounts recorded in the income for the quarter are comprising of Operating Income of R$566 (R$551 in 2002).

BrT Serviços de Internet S.A.

Advance for Future Capital Increase - AFAC: the amount recorded as AFAC on 03/31/03 (and on 12/31/02) is R$ 44,695, and is presented under long-term assets.

Other Amounts Receivable and Payable: arising from transactions related with operating revenues and expenses for the use of installations, logistics support and telecommunications services. As of March 31, 2003, the balance payable is R$4,750 (R$5,643 payable as of 12/31/02). The amounts posted under operating income in the quarter represent an operating income of R$8,380 (R$642 in 2002) and an operating expenses of R$31,971 (R$129 in 2002).

Brasil Telecom Celular S.A.

Advance for Future Capital Increase — AFAC: as of 03/31/03, the amount recorded as AFAC is R$28,732 (R$19,149 as of December 31, 2002), derived from amounts transferred to make payments to ANATEL for the initial instalment of the Mobile Personal Service License, plus other pre-operational expenses, recorded under long-term assets.

Vant Telecomunicações S.A.

Collateral: as of 03/31/03 (and 12/31/02) the amount deposited as collateral to guarantee the future purchase of shares is R$15,575. This amount is recorded under long-term assets.

Advance for Future Capital Increase - AFAC: the amount of AFAC as of 03/31/03 is R$5,196 (R$1,809 as of 12/31/02).

Other Related Parties

The subsidiary BrTI has an investment of R$10,000 in the company iBEST Holding Corporation (iBEST), which corresponds to a minority interest valued at acquisition cost. The relationships between the subsidiary and the company iBEST, established in Brazil, at the end of the quarter are the following:

Balance of Advances to suppliers of R$1,010 (R$1,364 on December 31,2002), a balance of loans transferred of R$5,595 (R$4,782 on December 31, 2002) and a liability of R$2,718 related to services rendered. With respect to the amounts recorded under the statement of income of the subsidiary, R$5,131 represent expenses derived from operating activities and R$ 338 of financial income related with the loans and advances granted.

5. MARKET VALUE OF FINANCIAL ASSETS AND LIABILITIES (FINANCIAL INSTRUMENTS) AND RISK ANALYSIS

The Company and its subsidiary BrTI assessed the book value of its assets and liabilities as compared to market or realizable values (fair value), based on information available and valuation methodologies applicable to each case. The interpretation of market data regarding the choice of methodologies requires considerable judgment and determination of estimates to achieve an amount considered adequate for each case. Accordingly, the estimates presented may not necessarily indicate the amounts, which can be obtained in the current market. The use of different assumptions for calculation of market value or fair value may have material effect on the obtained amounts. The selection of assets and liabilities presented in this Note was made based on their materiality. Those instruments the value of which approximates the fair value and whose risk assessment is not significant are not mentioned.

In accordance with their natures, the financial instruments may involve known or unknown risks; the potential of such risks is important for the best judgment. Thus, there may be risks with or without guarantees, depending on circumstantial or legal aspects. Among the principal market risk factors which can affect the Company’s and subsidiaries’ business are the following:

a. Credit Risk

The majority of the services provided by Brasil Telecom S.A. are related to the Concession Agreement and a significant portion of these services is subject to the determination of tariffs by the regulatory agency. The credit policy, in case of telecommunications public services, is subject to legal standards established by the concession authority. The risk exists since the Company may incur losses arising from the difficulty in receiving amounts billed to its customers in the quarter, the Company’s default was 2,60% of the gross revenue (2,87% for the same period last year). By means of internal controls, the level of accounts receivable is constantly monitored, thus limiting the risk of past due accounts by cutting the access to the service (out phone traffic) if the bill is overdue for over 30 days. Exceptions are made for telephony services which should be maintained for national security or defense. As of March 31, 2003, the company’s customer portfolio did not include receivables, of which subscribers were, individually, higher than 1% of total service accounts receivable.

b. Exchange Rate Risk

The Company has loans and financing contracted in foreign currency. The risk related to these liabilities arises from possible exchange rate fluctuations, which may increase these liabilities balances. Loans subject to this risk represent approximately 6.8% of the total liabilities (7.2% on December 31, 2002). To minimize this type of risk, the subsidiary enters into swap agreements with financial institutions to hedge foreign exchange exposures. 37% of the debt portion in foreign currency is covered by hedge agreements (38% on December 31, 2002). Unrealized positive or negative effects of these operations are recorded in the profit and loss as gain or loss. To the quarter, consolidated net losses totaled R$20,542 (losses of R$6,548 for the same period last year).

Net exposure as per book and market values, at the exchange rate prevailing on the balance sheet date, is as follows:

	PARENT COMPANY
	03/31/03		12/31/02
	Book	Market	Book	Market
	Value	Value	Value	Value
LIABILITIES
Loans and financing	338,727	324,754	363,147	347,106
Hedge Contracts	(741)	(45,566)	(19,338)	(28,838)
TOTAL	337,986	279,188	343,809	318,268
CURRENT	87,726	38,169	66,700	51,637
NONCURRENT	250,260	241,019	277,109	266,631

The method used for calculation of market value (fair value) of loans and financing in foreign currency and hedge instruments was the discounted cash flow at the market rates prevailing at the balance sheet date.

c. Interest Rate Risk

Assets

The Company has loans with a company producing telephone directories and resulting from the sale of fixed assets to other telephone companies.

At the balance sheet date, these assets are represented as follows:

	PARENT COMPANY Book and Market Value		CONSOLIDATE Book and Market Value6,424
	03/31/03	12/31/02	03/31/03	12/31/02
ASSETS
Loans tied to the IGP-DI	6,705	6,424	6,705	6,424
Debentures linked to CDI	-	-	5,595	5,270
Loans tied to the IPA-OG Column 27 (FGV)	1,678	1,655	1,678	1,655
TOTAL	8,383	8,079	13,978	13,349
CURRENT	1,876	1,525	7,471	6,795
NONCURRENT ASSETS	6,507	6,554	6,507	6,554

The carrying values are equal to market values, since the current contracting conditions for this type of financial instrument are similar to the original conditions.

Liabilities

Brasil Telecom S.A. has loans and financing contracted in local currency subject to interest rates linked to indexing units (TJLP, UMBNDES — Brazilian Social and Economic Development Bank Monetary Unit, CDI-DI-CETIP, etc). The risk inherent in these liabilities arises from possible variations in these rates. The Company has contracted derivative contracts to hedge 76% of the liabilities subject to the UMBNDES rate, using exchange rate swap contracts, considering the influence of the dollar on the interest rate (basket of currencies) of these liabilities. However the other market rates are continually monitored to evaluate the need to contract derivatives to protect against the risk of volatility of these rates.

In addition to the loans and financing, the Company issued non-convertible private and public debentures. These liabilities were contracted at interest rates tied to the CDI and the risk linked with this liability is the result of the possible increase in the rate.

The aforementioned liabilities at the balance sheet date are as follows:

	PARENT COMPANY
	Book Value
	03/31/03	12/31/02
LIABILITIES
Debentures - CDI	2,333,873	2,329,845
Loans linked to TJLP	1,998,259	2,075,065
Loans linked to UMBNDES	281,352	307,413
Loans linked to IGPM	25,087	25,647
Other loans	20,111	29
TOTAL	4,658,682	4,737,999
CURRENT	623,787	616,576
LONG-TERM	4,034,895	4,121,423

Book Value are equivalent to market values because the current contractual conditions for these types of financial instruments are similar to those in which they were originated. In case of a hypothetical variation of 1% in the aforementioned rates, unfavorable to the Company, the annual negative impact on income would be approximately R$ 10,064.

d. Risk of Not Linking Monetary Restatement Indexes to Accounts Receivable

Loan and financing rates contracted by Brasil Telecom S.A. are not linked to amounts of accounts receivable. Telephony tariff adjustments do not necessarily follow increases in local interest rates which affect the company’s debts. Consequently, a risk arises from this lack of linking.

e. Contingency Risks

Contingency risks are assessed according to loss hypotheses, as probable, possible or remote. Contingencies considered as probable risk are recorded as liabilities. Details of these risks are presented in Note 7.

f. Risks Related to Investments

The Company has investments, which are valued using the equity method and stated at acquisition cost. BrT Serviços de Internet S.A. and Brasil Telecom Celular S.A. are the only wholly-owned subsidiaries whose investments are valued using the equity method, but only the first on is in operation. There is no market value applicable to value the investments in the wholly-owned subsidiaries since they are private companies. The future cash flows expected from the investments, both directly and indirectly, do not lead to the expectation of losses.

The investments valued at cost are immaterial in relation to total assets. The risks related with them would not cause significant impacts to the Company if significant losses were to occur on these investments.

g. Temporary Cash Investment Risks

The Company and its subsidiary BrTI have several temporary cash investments in exclusive financial investment funds (FIFs), the assets of which are represented solely by post-fixed federal securities and investment funds in foreign currency, and there is no credit risk in this type of operation. As of March 31, 2003, the Company had temporary cash investments in the amount of R$ 1,205,411 (R$ 1,315,024 as of December 31, 2002). Income earned to the balance sheet date are recorded in financial income and amounts to R$ 50,450 (R$ 6,705 in 2002). Amounts in the consolidated financial statements, are of R$ 1,253,118 (R$ 1,360,231 as of December 31, 2002) related to investments and R$ 53,154 (R$ 6,707 in 2002) income earned.

6. BENEFITS TO EMPLOYEES

(A) PRIVATE PENSION PLAN

The Company sponsors private pension schemes related with retirement for its employees and assisted members, and in the case of the latter, medical assistance in some cases. These plans are managed by two foundations, which are Fundação de Seguridade Social (SISTEL), which originated from certain companies of the former Telebrás System and Fundação dos Empregados da Companhia Riograndense de Telecomunicações (FCRT), which manages the benefit plans of CRT, a company merged on December 28, 2000.

The Company bylaws stipulate approval of the supplementary pension policy and the joint liability attributed to the defined benefit plans is linked to the acts signed with the foundations, with the agreement of the Supplementary Pensions Department — SPC, where applicable to the specific plans.

The plans sponsored are valued by independent actuaries on the balance sheet date and in the case of the defined benefit plans described in this explanatory note, immediate recognition of the actuarial gains and losses is adopted. The full liabilities are provided for plans showing deficits. This measure has been applied since the 2001 financial year, when the regulations of CVM Ruling 371/00 were adopted. In cases that show positive actuarial situations, no assets are recorded due to the legal impossibility of reimbursing the surpluses.

The characteristics of the supplementary pension plans sponsored by the Company are described below:

FUNDAÇÃO SISTEL DE SEGURIDADE SOCIAL (SISTEL)

Plans

TCSPREV (Defined Contribution, Settled Benefit, Defined Benefit)
This defined contribution and settled benefit plan was introduced on February 28, 2000, with the adherence of around 80% of the employees at that time. On December 31, 2001, all the pension plans sponsored by the Company with SISTEL were merged, being exceptionally and provisionally approved by the Complementary Pensions Department — SPC, due to the need for adjustments to the regulations. They were subsequently transformed into defined contribution groups with settled and defined benefits. The plans that were merged into the TCSPREV were the PBS-TCS, PBT-BrT, Convênio de Administração BrT and the Termo de Relação Contratual Atípica, the conditions established in the original plans being maintained. In March 2003, this plan was suspended to the employees who want to be included in the supplementary pension plans sponsored by the Company. TCSPREV currently attends to around 79% of the staff.

PBS-A (Defined Benefit)
Maintained jointly with other sponsors linked to the provision of telecommunications services and destined for participants that had the status of beneficiaries on January 31, 2000.

PAMA — Health Care Plan for Retired Employees (Defined Contribution)
Maintained jointly with other sponsors linked to the provision of telecommunications services and destined for participants that had the status of beneficiaries on January 31, 2000, and also for the beneficiaries of the PBS-TCS Group, incorporated into the TCSPREV on December 31, 2001. According to a legal/actuarial appraisal, the Company’s liability is exclusively limited to future contributions.

PAMEC-BrT (Health-care Plan for Supplementary Pension Beneficiaries)
Medical assistance for retirees and pensioners linked with the PBT-BrT Group, which was incorporated into the TCSPREV on December 31, 2001.

Contributions Established for the Plans

TCSPREV
Contributions to this plan were maintained on the same basis as the original plans incorporated in 2001 for each group of participants, and were established based on actuarial studies prepared by independent actuaries according to regulations in force in Brazil, using the capitalization system to determine the costs. Currently contributions are made by the participants and the sponsor only for the internal groups PBS-TCS (defined benefit) and TCSPREV. In the TCSPREV group, the contributions are credited in individual accounts of each participant, equally by the employee and the Company, and the basic contribution percentages vary between 3% and 8% of the participant’s salary, according to age. Participants have the option to contribute voluntarily or sporadically to the plan above the basic contribution, but without equal payments from the Company. In the case of the PBS-TCS group, the sponsor’s contribution in the quarter was 12% of the payroll of the participants, whilst the employees’ contribution varies according to the age, service time and salary. An entry fee may also be payable depending on the age of entering the plan. The sponsors are responsible for the cost of all administrative expenses and risk benefits. To the quarter, contributions by the sponsor to the TCSPREV group represented on average 6.25% of the payroll of the plan participants. To the employees, the average was 5.64%.

The company’s contributions were R$3,619 in the quarter (R$3,820 in 2002).

PBS-A
Contributions may occur in case of accumulated deficit. As of December 31, 2002, the plan presented surplus.

PAMA
This plan is sponsored with contributions of 1.5% on payroll of active participants linked to PBS plans, segregated and sponsored by several SISTEL sponsors. In the case of Brasil Telecom, the PBS-TCS was incorporated into the TCSPREV plan on December 31, 2001, and became an internal group of the plan.

The company’s contributions for this plan, that are exclusively the responsibility of the sponsors, were R$31 in the quarter (R$40 in 2002)

PAMEC-BrT
Contributions for this plan were fully paid in July 1998, through a single payment.

FUNDAÇÃO DOS EMPREGADOS DA CIA. RIOGRANDENSE DE TELECOMUNICAÇÕES -FCRT

The main purpose of the Company sponsoring FCRT is to maintain the supplementary retirement, pension and other provisions in addition to those provided by the official social security system to participants. The actuarial system for determining the plan’s cost and contributions is collective capitalization, valued annually by an independent actuary. On October 21, 2002, the BrTPREV defined contribution and settled benefits plan was introduced, aimed at active participants linked with the Company, self-sponsored and beneficiaries of FCRT.

Plans

BrTPREV
Defined contribution and settled benefits plan to provide supplementary social security benefits in addition to those of the official social security. On March 2003, this plan was provided to the employees from all branches of the Company and to the employees of the subsidiaries, who wanted to be benefited by the supplementary pension plans sponsored. On March 31, 2003, this plan attended to around 14% of the staff.

Fundador — Brasil Telecom and Alternative — Brasil Telecom
Defined contribution and settled benefits plan to provide supplementary social security benefits in addition to those of the official social security, now closed to the entry of new participants. On March 31, 2003, there were 13 participants in these plans.

Contributions Established for the Plans

BrTPREV
The contributions to this plan are established based on actuarial studies prepared by independent actuaries according to the regulations in force in Brazil, using the capitalization system to determine the costs. Contributions are credited in individual accounts of each participant, the employee’s and Company’s contributions being equal, the basic percentage contribution varying between 3% and 8% of the participation salary, according to age. Participants have the option to contribute voluntarily or sporadically to the plan above the basic contribution, but without equal payments from the Company. The sponsor is responsible for the cost of administrative expenses on the basic contributions from employees and normal contributions of the Company and risk benefits. In the quarter contributions by the sponsor represented on average 6.45% of the payroll of the plan participants, whilst the average employee contribution was 6.13%.

In the quarter the company’s contributions were R$498.

FUNDADOR — BRASIL TELECOM AND ALTERNATIVE-BRASIL TELECOM
The regular contribution by the sponsor in the quarter was an average of 6.17% on the payroll of plan participants, who contributed at variable rates according to age, service time and salary, the average rate was 5.84%. With the Alternative-Brasil Telecom, the participants also pay an entry fee depending on the age of entering the plan.

The usual contributions of the Company, in the quarter, were R$125 (R$901 in 2002).

The technical reserve corresponding to the current value of the Company’s supplementary contribution must be amortized, due to the actuarial deficit of the plans, within the maximum established period of 20 years as from January 2000, according to Circular 66/SPC/GAB/COA from the Supplementary Pensions Department dated January 25, 2002. Of the maximum period established, 18 years and nine months still remain for complete settlement. The amortizing contributions in the quarter were R$7,451 (R$4,370 in 2002) and provided in the statement of income the amount of R$20,341.

Resolution CVM 371/2000

A valuation of the supplementary pension schemes sponsored by the Company was made on December 31, 2001, and the actuarial deficit of Fundador and Alternative plans administered by FCRT was recognized directly under shareholders’ equity, net of the corresponding taxes, according to the mentioned resolution.

Since the fiscal year 2002, after a new actuarial valuation, the variations of actuarial liabilities have been recognized directly in the income, according to the accrual basis. On March 31,2003, the provided actuarial liabilities were R$514,730 (R$501,840 on December 31, 2002). The variations are due to expenses forecasted to the current year, informed as expenses to the future year by the time of the last actuarial revaluation on December 31, 2002. The amount provided in the statement of income of the quarter was R$20,341, and payments of R$7,451 were made due to the balance to be amortized.

(B) STOCK OPTION PLAN FOR OFFICERS AND EMPLOYEES

The Extraordinary Shareholders’ Meeting held on April 28, 2000 approved the general plan to grant stock purchase options to officers and employees of the Company and its subsidiaries. The plan authorizes a maximum limit of 10% of the shares of each kind of Company stock. Shares derived from exercising options guarantee the beneficiaries the same rights granted to other Company shareholders. The administration of this plan was entrusted to a management committee appointed by the Board of Directors, which decided solely to grant preferred stock options. The plan is divided into two separate programs:

Program A:

This program is granted as an extension of the performance objectives of the Company established by the Board of Directors for a five-year period. Up to March 31, 2003, no stock had been granted.

Program B:

The price of exercising the option is established based on the arithmetic average of the market price of 1000 shares for the last 20 trading sessions prior to granting the option, and will be monetarily restated by the IGP-M between the date of signing the contracts and the payment date.

The right to exercise the option is given in the following way and within the following periods:

•	33% as from January 1, 2004
•	33% as from January 1, 2005
•	34% as from January 1, 2006

The acquisition periods can be anticipated as a result of the occurrence of events or special conditions established in the option contract. Options not exercised up to December 31, 2008 will expire without compensation.

The information related with the general plan to grant stock options is summarized below:

	Preferred stock	Average exercise
	options (thousand)	price - R$
Balance as of 12/31/2002	622,364	11.34
Balance as of 03/31/2003	622,364	11.34

There were not purchase options of these stock options up to the end of the quarter

(C) OTHER BENEFITS TO EMPLOYEES

Other benefits are granted to employees, such as: health care/dental care, meal allowance, group life insurance, occupational accident allowance, sickness allowance, transportation allowance, and other.

7. PROVISIONS FOR CONTINGENCIES

The Company periodically performs an assessment of its contingency risks, and also reviews of its lawsuits taking into consideration the legal, economic and accounting aspects. The assessment of these risks aims to classifying them according to the chances of unfavorable outcome among the alternatives of probable, possible or remote, taking into account, as applicable, the opinion of the legal counselors.

For those contingencies, which the risks are classified as probable, provisions are recognized. Contingencies classified as possible or remote are discussed in this note. In certain situations, due to legal requirements or precautionary measures, judicial deposits are made to guarantee the continuity of the cases in litigation. These lawsuits are in progress in various courts, including administrative, lower, and higher courts.

Labor Claims

The provision for labor claims includes an estimate by the Company’s management, supported by the opinion of its legal counselors, of the probable losses related to lawsuits filed by former employees of the Company and of service providers.

Tax Suits

The provision for tax contingencies refers principally to matters related to tax collections due to differences in interpretation of the tax legislation by Brasil Telecom (Group) counselors and the tax authorities. These differences, if interpreted in favor of the Company, could represent future gains. Taxes to be ratified in the future by the tax authorities are subject to complete extinction of the tax liability on expiry of the limitation period.

Civil Suits

The provision for civil contingencies refers to cases related to contractual adjustments arising from Federal Government economic plans, and other cases.

Classification by Degree of Risk

Contingencies with a Probable Risk

Contingencies classified as having a probable risk of loss, for which provisions are recorded under liabilities, have the following balances:

	PARENT COMPANY AND CONSOLIDATED
NATURE	03/31/03	12/31/02
LABOR	329,055	316,334
TAX	12,731	11,905
CIVIL	56,411	60,985
TOTAL	398,197	389,224
CURRENT	21,059	3,232
NONCURRENT	377,138	385,992

Contingencies with a Possible Risk

The position of contingencies with degrees of risk considered to be possible, and therefore not recorded in the accounts, is the following:

	PARENT COMPANY
NATURE	03/31/03	12/31/02
LABOR	507,333	440,798
TAX	693,153	570,460
CIVIL	304,151	253,771
TOTAL	1,504,637	1,265,029

Contingencies with a Remote Risk

In addition to the claims mentioned, there are also contingencies considered to be of a remote risk to the amount of R$ 1,275,295 (R$ 717,097 on December 31, 2002).

The judicial deposits related with contingencies and contested taxes (suspended demand) are described in Note 21.

8. SHAREHOLDERS’ EQUITY

Capital

The Company is authorized to increase its capital by means of a resolution of the Board of Directors to a total limit of 560,000,000,000 (five hundred and sixty billion) common or preferred shares, observing the legal limit of 2/3 (two thirds) for the issue of preferred shares without voting rights.

By means of a resolution of the General Shareholders’ Meeting or the Board of Directors , the Company’s capital can be increased by the capitalization of retained earnings or prior reserves allocated by the General Shareholders’ Meeting. Under these conditions the capitalization can be effected without modifying the number of shares.

The capital is represented by common and preferred stock, with no par value, and it is not mandatory to maintain the proportion between the shares in the case of capital increases.

By means of a resolution of the General Shareholders’ Meeting or the Board of Directors , preference rights can be excluded for the issue of shares, subscription bonuses or debentures convertible into shares in the cases stipulated in art. 172 of Corporation Law.

The preferred shares do not have voting rights, except in the cases specified in the paragraphs 1 to 3 of art. 12 of the bylaws, but are assured priority in receiving the minimum non-cumulative dividend of 6% per annum, calculated on the amount resulting from dividing the capital by the total number of Company shares, or 3% per annum calculated on the amount resulting from dividing the net book shareholders’ equity by the total number of Company shares, whichever is greater.

Subscribed and paid-up capital as of the balance sheet date is R$ 3,373,097 (R$ 3,335,770 as of December 31, 2002) represented by shares without par value as follows:

In thousand of shares
TYPE OF SHARES	Total of Shares		Shares held in treasury		Outstanding shares
	03/31/03	12/31/02	03/31/03	12/31/02	03/31/03	12/31/02
Common	249,597,050	243,564,130	-	-	249,597,050	243,564,130
Preferred	295,569,090	295,569,090	5,175,011	3,548,760	290,394,079	292,020,330
TOTAL	545,166,140	539,133,220	5,175,011	3,548,760	539,991,129	535,584,460

	03/31/03	12/31/02
BOOK VALUE PER THOUSAND OUTSTANDING SHARES (R$)	12.66	13.00

Treasury stock

In the calculation of the book value per thousand shares, were deducted the preferred shares held in treasury. These shares held in treasury are derived from two separate events:

Company Merger

The Company is holding in its treasury preferred stock acquired in the first half of 1998 by the former Companhia Riograndense de Telecomunicações — CRT, the company that was merged by Brasil Telecom S.A. on December 28, 2000. Since the merger, the company has only placed shares in circulation to comply with judicial rulings as a result of ownership claims from the original subscribers of the merged company. The amount originally paid in this case is considered as a cost of replacement, according to the control made by the Company, considering the outgoings for the older acquisitions to the more recent.

The average acquisition cost originally represented, at CRT, an amount of R$ 1.24 per share. With the swap ratio of the stock as a result of the merger process, each CRT share was swapped for 48.56495196 shares of Brasil Telecom S.A., resulting in an average cost of R$ 0.026 for each treasury share.

The movements of treasury stock derived from the merged company were the following:

	03/31/03		12/31/02
	Preferred shares (thousands)	Amount	Preferred shares (thousands)	Amount
Opening balance	1,567,960	38,977	1,860,870	46,916
Number of shares replaced in circulation	(84,049)	(2,244)	(292,910)	(7,939)
Closing balance	1,483,911	36,733	1,567,960	38,977

The retained earnings account represents the origin of the funds invested in acquiring the stock held in treasury.

Stock Repurchase Program - Relevant Facts from 10/01/02 and 12/27/02

On October 1, 2002 and December 27, 2002, the Company’s Board of Directors approved a proposal to repurchase preferred stock issued by the Company, for holding in treasury or cancellation or subsequent sale, under the following terms and conditions: (i) the retained earnings account represented the origin of the funds invested in purchasing the stock; (ii) the authorized quantity for the repurchase of Company stock for holding in treasury was limited to 10% limit of common and preferred shares outstanding; and (iii) the period determined for the acquisition was three months as from the defined date and disclosure of relevant facts.

The exchange of the treasury shares originated from stock options program is presented as follows:

	03/31/03		12/31/02
	Preferred shares (thousands)	Amount	Preferred shares (thousands)	Amount
Opening balance	1,980,800	21,852	-	-
Number of shares replaced in circulation	1,710,300	18,169	1,980,800	21,852
Closing balance	3,691,100	40,021	1,980,800	21,852

Cost of shares (R$)	03/31/03	12/31/02
Average	10.62	11.02
Minimum	10.31	10.55
Maximum	11.20	11.26

There were no disposals of these purchased preferred shares up to the end of the quarter.

The quotation of these treasury shares, from the CRT merger and the stock options plans, by the market value was as follows:

	03/31/03	12/31/02
Number of preferred shares in treasury (thousand of shares)	5,175,011	3,548,760
Quotation per lot of thousand shares at BOVESPA (R$)	10.79	11.30
Market value	55,838	40,101

The Company maintains the balance of treasury stock in a separate account. For presentation purposes, the value of the treasury stock is deducted from the reserves that gave rise to it, and is presented as follows:

	CAPITAL RESERVES		RETAINED EARNINGS
	03/31/03	12/31/02	03/31/03	12/31/02
RESERVES (including those that originated the treasury stock)	1,575,979	1,613,306	1,691,911	1,802,844
TREASURY STOCK	(40,021)	(21,852)	(36,733)	(38,977)
BALANCE OF RESERVES NET OF TREASURY STOCK	1,535,958	1,591,454	1,655,178	1,763,867

Capital Reserves

Capital reserves are recognized in accordance with the following practices:

Reserve for Premium on Subscription of Shares: results from the difference between the amount paid on subscription and the portion allocated to capital.

Special Goodwill Reserve arising on Merger: represents the net value of the contra entry of the goodwill recorded in deferred charges as provided by CVM Instructions 319/99 and 320/99. When the corresponding tax credits are used, the reserve is capitalized, annually, in the name of the controlling shareholder, observing the preferred rights of the other shareholders.

Reserve for Donations and Subsidies for Investments: registered as a result of donations and subsidies received, the contra entry for which represents an asset received by the Company.

Reserve for Special Monetary Restatement as per Law 8.200/91: registered as a result of special monetary restatement adjustments to compensate the distortions in the monetary restatement indices prior to 1991.

Other Capital Reserves: formed by the contra entry to interest on work in progress up to 12/31/98 and funds invested in income tax incentives.

Profit Reserves

The profit reserves are recognized in accordance with the following practices:

Legal Reserve: allocation of five percent of the annual net income, up to twenty percent of paid-up capital or thirty percent of capital plus capital reserves. The Legal Reserve is only used to increase capital or to offset losses.

Retained Earnings

Comprises the remaining balance of net income, adjusted under the terms of article 202 of Law 6,404/76, or by the recording of adjustments from prior years, if applicable

Dividends and Interest on Own Capital

The dividends are calculated in accordance with Company bylaws and corporate law. Mandatory minimum dividends are calculated in accordance with article 202 of Law 6,404/76 and the preferred or priority dividends are calculated in accordance with Company bylaws. As a result of a resolution by the Board of Directors , the Company may pay or credit, as dividends, interest on own capital (JSCP), under the terms of article 9, paragraph 7, of Law number 9.249, dated December 26, 1995. The interests paid or credited will be offset against the minimum statutory dividend.

The JSCP credited to the shareholders and that will be allocated to dividends, net of income tax, as part of the proposed allocation of income for the current year that will be closed by the end of 2003, to be submitted for approval by the general shareholder’s meeting, are as follows:

	03/31/03	03/31/02
INTERESTS ON OWN CAPITAL - JSCP CREDITED	246,200	80,056
COMMON SHARE	112,957	36,319
PREFERRED SHARE	133,243	43,737
WITHHOLDING TAX (IRRF)	(36,930)	(12,008)
NET JSCP	209,270	68,048

9. NET OPERATING REVENUE FROM TELECOMMUNICATIONS SERVICES

PARENT COMPANY	CONSOLIDATED
	03/31/03	03/31/02	03/31/03	03/31/02
LOCAL SERVICE	1,541,153	1,384,813	1,541,153	1,384,813
Activation fees	5,890	11,059	5,890	11,059
Basic subscription	702,708	629,680	702,708	629,680
Measured service charges	328,786	302,168	328,786	302,168
Fixed to mobile calls - VC1	477,675	413,610	477,675	413,610
Rent	523	1,901	523	1,901
Other	25,571	26,395	25,571	26,395
LONG DISTANCE SERVICES	455,226	379,136	455,226	379,136
Inter-Sectorial Fixed	245,035	229,525	245,035	229,525
Intra-Regional Fixed (Inter-Sectorial)	80,469	74,118	80,469	74,118
Fixed to mobile calls - VC2 and VC3	129,588	75,348	129,588	75,348
International	133	145	133	145
INTERCONNECTION (USE OF THE NETWORK)	222,691	186,684	222,691	186,684
Fixed-Fixed	166,926	143,794	166,926	143,794
Mobile-Fixed	55,765	42,890	55,765	42,890
LEASE OF MEANS	53,213	72,159	53,213	72,159
PUBLIC TELEPHONE	83,754	79,271	83,754	79,271
DATA COMMUNICATIONS	177,274	103,341	177,274	103,341
SUPPLEMENTARY, INTELLIGENT NETWORK AND ADVANCED TELEPHONY SERVICES	70,960	56,086	70,960	56,086
OTHER SERVICES OF THE MAIN ACTIVITY	3,948	-	3,948	-
OTHER	6,511	4,400	6,511	5,673
GROSS OPERATING REVENUE	2,614,729	2,265,890	2,614,729	2,267,163
TAXES ON GROSS REVENUE	(707,068)	(605,905)	(707,068)	(606,046)
OTHER DEDUCTIONS FROM GROSS REVENUE	(24,625)	(22,574)	(24,625)	(22,574)
NET OPERATING REVENUE	1,883,036	1,637,411	1,883,036	1,638,543

10. COST OF SERVICES RENDERED

PARENT COMPANY	CONSOLIDATED
	03/31/03	03/31/02	03/31/03	03/31/02
PERSONNEL	(28,242)	(41,607)	(28,390)	(41,720)
MATERIALS	(19,362)	(19,417)	(19,362)	(19,417)
THIRD-PARTY SERVICES	(140,449)	(117,481)	(140,571)	(117,552)
INTERCONNECTION	(424,666)	(353,802)	(424,666)	(353,802)
RENT, LEASING AND INSURANCE	(40,288)	(39,872)	(40,243)	(40,701)
CONNECTION MEANS	(15,817)	(4,220)	(37,513)	(5,320)
FISTEL	(3,746)	(3,052)	(3,746)	(3,052)
DEPRECIATION AND AMORTIZATION	(487,453)	(465,385)	(487,456)	(465,385)
OTHER	(2,747)	(1,053)	(2,747)	(1,053)
TOTAL	(1,162,770)	(1,045,889)	(1,184,694)	(1,048,002)

11. SELLING EXPENSES

PARENT COMPANY	CONSOLIDATED
	03/31/03	03/31/02	03/31/03	03/31/02
PERSONNEL	(30,917)	(24,045)	(31,097)	(24,358)
MATERIALS	(292)	(350)	(292)	(350)
THIRD-PARTY SERVICES	(73,882)	(87,803)	(73,726)	(87,863)
RENT, LEASING AND INSURANCE	(32,446)	(2,070)	(688)	(2,070)
PROVISION FOR DOUBTFUL ACCOUNTS	1,233	(5,540)	1,238	(5,540)
LOSSES ON ACCOUNTS RECEIVABLE	(69,129)	(59,603)	(69,140)	(59,603)
DEPRECIATION AND AMORTIZATION	(1,276)	(978)	(1,276)	(978)
OTHER	(189)	(97)	(189)	(97)
TOTAL	(206,898)	(180,486)	(175,170)	(180,859)

12. GENERAL AND ADMINISTRATIVE EXPENSES

PARENT COMPANY	CONSOLIDATED
	03/31/03	03/31/02	03/31/03	03/31/02
PERSONNEL	(33,379)	(39,619)	(33,580)	(39,963)
MATERIALS	(627)	(1,000)	(630)	(1,009)
THIRD-PARTY SERVICES	(85,796)	(85,193)	(85,822)	(87,645)
RENT, LEASING AND INSURANCE	(17,325)	(17,031)	(17,163)	(18,425)
DEPRECIATION AND AMORTIZATION	(31,600)	(15,561)	(31,868)	(15,828)
OTHER	(397)	(310)	(397)	(310)
TOTAL	(169,124)	(158,714)	(169,460)	(163,180)

13. OTHER OPERATING INCOME (EXPENSES)

PARENT COMPANY	CONSOLIDATED
	03/31/03	03/31/02	03/31/03	03/31/02
TECHNICAL AND ADMINISTRATIVE SERVICES	8,237	7,228	8,100	7,099
OPERATIONAL INFRASTRUCTURE RENT AND OTHER	9,328	7,116	9,313	7,101
FINES	18,190	17,017	18,190	17,017
RECOVERED TAXES AND EXPENSES	79	5,901	79	5,901
WRITE OFF OF REVENUE IN THE PROCESS OF CLASSIFICATION	4,302	5,395	4,302	5,395
GAINS/LOSSES ON MAINTENANCE SUPPLIES SALES	(8)	812	(8)	812
TAXES (OTHER THAN ON GROSS REVENUE, INCOME AND SOCIAL CONTRIBUTION TAXES)	(9,069)	(5,559)	(9,082)	(5,559)
DONATIONS AND SPONSORSHIPS	(2,621)	(4,463)	(2,621)	(4,463)
CONTINGENCIES - PROVISION/REVERSAL	(18,660)	(18,141)	(18,660)	(18,141)
REVERSAL OF OTHER PROVISIONS	1,639	333	1,639	333
lABOR SEVERANCE PAYMENTS	(328)	(161)	(328)	(161)
OTHER EXPENSES	(3,703)	(6,312)	(3,703)	(6,312)
TOTAL	7,386	9,166	7,221	9,022

14. FINANCIAL INCOME (EXPENSES), NET

PARENT COMPANY	CONSOLIDATED
	03/31/03	03/31/02	03/31/03	03/31/02
FINANCIAL INCOME	71,447	26,105	74,494	26,172
LOCAL CURRENCY	69,786	23,614	72,833	23,681
ON RIGHTS IN FOREIGN CURRENCY	1,661	2,491	1,661	2,491
FINANCIAL EXPENSES	(522,790)	(231,895)	(522,966)	(231,939)
LOCAL CURRENCY	(238,562)	(138,787)	(238,738)	(138,831)
ON LIABILITIES IN FOREIGN CURRENCY	(38,028)	(13,052)	(38,028)	(13,052)
INTEREST ON OWN CAPITAL	(246,200)	(80,056)	(246,200)	(80,056)
TOTAL	(451,343)	(205,790)	(448,472)	(205,767)

The interest on own capital was reversed in the statement of income and deducted from retained earnings, in shareholders’ equity, in accordance with CVM Resolution 207/96.

15. NONOPERATING INCOME (EXPENSES)

	PARENT COMPANY AND CONSOLIDATED
	31/03/03	31/03/02
AMORTIZATION OF GOODWILL ON MERGER	(31,004)	(31,004)
PROVISION/REVERSAL REALIZABLE VALUE AND FIXED ASSET LOSSES	1,334	(10,123)
GAIN (LOSS) ON PERMANENT ASSET DISPOSALS	(8,946)	913
PROVISION/REVERSAL FOR INVESTMENT LOSSES	(1,697)	(89)
TOTAL	(40,162)	(41,905)

* Other nonoperating income (expenses)

16. INCOME AND SOCIAL CONTRIBUTION TAXES

PARENT COMPANY	CONSOLIDATED
	03/31/03	03/31/02	03/31/03	03/31/02
INCOME BEFORE TAXES AND AFTER EMPLOYEE PROFIT SHARING	(147,733)	(2,590)	(146,811)	(2,590)
INCOME RELATED TO SOCIAL CONTRIBUTION TAX	13,296	233	13,213	233
PERMANENT ADDITIONS	(2,816)	(7,734)	(2,816)	(7,734)
PERMANENT EXCLUSIONS	202	4,260	39	4,260
RATE ADJUSTMENT ON DEFERRED AMOUNTS	-	351	-	351
SOCIAL CONTRIBUTION TAX EXPENSE IN THE STATEMENT OF INCOME	10,682	(2,890)	10,436	(2,890)
INCOME TAX EXPENSE (10%+15%=25%)	36,933	648	36,703	648
PERMANENT ADDITIONS	(8,339)	(22,987)	(8,339)	(22,987)
PERMANENT EXCLUSIONS	568	11,833	122	11,833
INCOME TAX EXPENSE IN THE STATEMENT OF INCOME	29,162	(10,506)	28,486	(10,506)
INCOME AND SOCIAL CONTRIBUTION TAX (EXPENSES)/REVENUES IN THE STATEMENT OF INCOME	39,844	(13,396)	38,922	(13,396)

Income and social contribution taxes are recognized on the accrual basis of accounting. Temporary differences are deferred.

17. CASH AND CASH EQUIVALENTS

PARENT COMPANY	CONSOLIDATED
	03/31/03	12/31/02	03/31/03	12/31/02
CASH	42	2	43	2
BANKS	135,291	62,406	135,314	62,666
TEMPORARY CASH INVESTMENTS	1,205,411	1,315,024	1,253,118	1,360,231
TOTAL	1,340,744	1,377,432	1,388,475	1,422,899

Temporary cash investments represent amounts invested in portfolios managed by financial institutions and refer to federal bonds with average yield equivalent to interbank deposit rates (DI CETIP — CDI) plus exchange variation and interest of around 28% p.a. and in the investment funds with exchange rate variation plus Libor rate per semester plus interest of 1.5% p.a.

Cash Flow Statement

PARENT COMPANY	CONSOLIDATED
	03/31/03	03/31/02	03/31/03	03/31/02
OPERATIONS
NET INCOME FOR THE PERIOD	138,311	64,070	138,311	64,070
INCOME ITEMS THAT DO NOT AFFECT CASH FLOW	953,171	833,561	954,413	827,830
Depreciation and amortization	520,329	481,924	520,599	482,192
Losses on accounts receivable from services	69,129	59,603	69,140	59,603
Provision for doubtful accounts	(1,233)	5,540	(1,238)	5,540
Provision for contingencies	(2,285)	14,168	(2,285)	14,168
Deferred taxes	93,826	9,224	93,826	9,224
Amortization of premium paid on the acquisition of
investments	31,004	31,004	31,004	31,004
Income from writing off permanent assets	21,155	13,075	21,155	13,075
Financial charges	222,304	131,528	222,304	131,528
Equity gain (loss)	(1,807)	5,999	-	-
Other expenses/income	749	81,496	(92)	81,496
CHANGES IN SHAREHOLDERS' EQUITY	(413,378)	(333,506)	(398,844)	(334,533)
CASH FLOW FROM OPERATIONS	678,104	564,125	693,880	557,367

FINANCING
Dividends/interest on equity paid during the period	(71)	(764)	(71)	(764)
Loans and financing	(284,368)	(199,342)	(284,368)	(199,342)
Loans obtained	23,356	3733	23,356	3,733
Loans paid	(119,889)	(32,307)	(119,889)	(32,307)
Interest paid	(187,835)	(170,768)	(187,835)	(170,768)
Variation in shareholders' equity	-	(27)	-	(27)
Stock repurchase	(18,169)	-	(18,169)	-
CASH FLOW FROM FINANCING	(302,608)	(200,133)	(302,608)	(200,133)

INVESTMENTS
Short-term financial investments	(304)	(718)	(630)	(718)
Providers of investments	(19,330)	(82,194)	(16,366)	(82,415)
Income obtained from the sale of permanent assets	10,736	3,717	10,736	3,717
Investments in permanent assets	(390,505)	(415,515)	(416,536)	(415,034)
Other cash flow from investments	(12,781)	3,469	(2,900)	10,000
CASH FLOW FROM INVESTMENTS	(412,184)	(491,241)	(425,696)	(484,450)

CASH FLOW FOR THE PERIOD	(36,688)	(127,249)	(34,424)	(127,216)

CASH AND CASH EQUIVALENTS
Closing balance	1,340,744	204,009	1,388,475	204,147
Opening balance	1,377,432	331,258	1,422,899	331,363
VARIATION IN CASH AND CASH EQUIVALENTS	(36,688)	(127,249)	(34,424)	(127,216)

18. TRADE ACCOUNTS RECEIVABLE

PARENT COMPANY	CONSOLIDATED
	03/31/03	12/31/02	03/31/03	12/31/02
UNBILLED AMOUNTS	603,981	572,453	603,294	572,453
BILLED AMOUNTS	1,290,060	1,129,874	1,286,798	1,124,166
ALLOWANCE FOR DOUBTFUL ACCOUNTS	(152,460)	(153,693)	(152,530)	(153,768)
TOTAL	1,741,581	1,548,634	1,737,562	1,542,851
CURRENT	1,111,848	963,403	1,105,897	956,109
PAST DUE - 01 TO 30 DAYS	303,547	327,472	304,370	327,993
PAST DUE - 31 TO 60 DAYS	133,528	119,563	134,280	120,040
PAST DUE - 61 TO 90 DAYS	94,624	66,950	94,982	67,404
PAST DUE - 91 TO 120 DAYS	66,544	53,122	66,591	53,220
PAST DUE - OVER 120 DAYS	183,950	171,817	183,972	171,853

19. LOANS AND FINANCING - ASSETS

PARENT COMPANY	CONSOLIDATED
	03/31/03	12/31/02	03/31/03	12/31/02
LOANS AND FINANCING	8,383	8,079	13,978	13,349
TOTAL	8,383	8,079	13,978	13,349
CURRENT	1,876	1,525	7,471	6,795
NONCURRENT	6,507	6,554	6,507	6,554

The loans and financing credits refer mainly to funds advanced by the producer of telephone directories and against the sale of fixed assets to other telephone companies. The income is linked to the variation in the IGP-DI and the IPA-OG/Industrial Products of Column 27 by Fundação Getúlio Vargas — FGV, respectively.

20. DEFERRED AND RECOVERABLE TAXES

Deferred income related to income and social contribution taxes

PARENT COMPANY	CONSOLIDATED
	03/31/03	12/31/02	03/31/03	12/31/02
SOCIAL CONTRIBUTION TAX
DEFERRED SOCIAL CONTRIBUTION TAX on:
Negative calculation base	14,023	-	14,121	173
Allowance for doubtful accounts	13,721	13,832	13,728	13,839
Provision for employee profit sharing	3,168	3,012	3,195	3,035
Goodwill on CRT acquisition	45,438	49,698	45,438	49,698
Provision for pension plan actuarial insufficiency coverage - FCTR	46,326	45,166	46,326	45,166
Other provisions	3,829	5,131	3,789	5,131
SUBTOTAL	162,343	151,806	16	152,009
INCOME TAX
DEFERRED INCOME TAX on:
Tax loss carryforwards	35,877	-	36,148	479
Provision for contingencies	99,549	97,130	99,549	97,130
Allowance for doubtful accounts	38,115	38,423	38,133	38,442
Provision for employee profit sharing	7,662	7,407	7,738	7,472
ICMS - 69/98 Agreement	30,861	28,650	30,861	28,650
Goodwill on CRT acquisition	126,218	138,051	12	138,051
Provision for pension plan actuarial insufficiency coverage	128,682	125,460	12	125,460
Provision for COFINS/CPMF suspended collection	12,631	12,294	12,631	12,294
Other provisions	10,982	14,401	11,022	14,401
SUBTOTAL	490,577	461,816	49	462,379
TOTAL	652,920	613,622	65	614,388
CURRENT	225,278	172,178	22	172,944
NONCURRENT	427,642	441,444	42	441,444

The periods during which the deferred tax assets corresponding to income tax and social contribution on net income (CSLL) are expected to be realized are shown below, which are derived from temporary differences between book income according on the accrual basis and taxable income. The realization periods are based on a technical study using forecast future taxable income, generated in financial years when the temporary differences will become deductible expenses for tax purposes. This asset is maintained according to the requirements of CVM Instruction 371/02, a technical study having been approved by the executive and supervisory reports and examined by the fiscal council.

PARENT COMPANY	CONSOLIDATED
	03/31/03	12/31/02	03/31/03	12/31/02
2003	166,467	172,178	166,964	172,944
2004	113,004	102,596	113,004	102,596
2005	110,776	109,526	110,776	109,526
2006	36,505	38,225	36,505	38,225
2007	36,505	36,063	36,505	36,063
2008 - 2010	74,357	74,897	74,357	74,897
2011 - 2012	23,173	17,000	23,173	17,000
After 2012	92,133	63,137	92,133	63,137
TOTAL	652,920	613,622	653,417	614,388
CURRENT	225,278	172,178	225,889	172,944
NONCURRENT	427,642	441,444	427,528	441,444

The recoverable amount foreseen after the year 2012 is result of a provision to cover an actuarial insufficiency of FCRT, the liability for which is being settled financially according to the maximum period established by the Supplementary Pensions Department (SPC), which is 18 years and 9 months. Despite the time limit stipulated by the SPC and according to the estimated future taxable income, the Company will be able to recover the amount by offsetting by the year 2007 if it decides to fully anticipate settlement of the debt.

Other Tax Recoverable

PARENT COMPANY	CONSOLIDATED
	03/31/03	12/31/02	03/31/03	12/31/02
INCOME TAX	26,590	14,077	27,307	14,249
SOCIAL CONTRIBUTION TAX	232	1,448	348	1,448
ICMS (state VAT)	349,235	337,975	349,339	338,050
OTHER	2,645	3,644	2,646	3,649
TOTAL	378,702	357,144	379,640	357,396
CURRENT	167,374	140,863	168,309	141,114
NONCURRENT	211,328	216,281	211,331	216,282

21. JUDICIAL DEPOSITS

Balances of judicial deposits related with contingencies and contested taxes (suspended demand):

PARENT COMPANY AND CONSOLIDATED
NATURE OF RELATED LIABILITIES	03/31/03	12/31/02
LABOR	162,334	153,743
CIVIL	3,107	4,613
TAX
CHALLENGED TAXES - ICMS 69/98 AGREEMENT	122,921	114,406
OTHER	59,902	59,326
TOTAL	348,264	332,088
CURRENT	8,728	724
NONCURRENT	339,536	331,364

22. OTHER ASSETS

PARENT COMPANY	CONSOLIDATED
	03/31/03	12/31/02	03/31/03	12/31/02

RECEIVABLES FROM OTHER TELECOM COMPANIES	49,102	47,515	49,102	47,515
ADVANCES TO SUPPLIERS	38,388	46,418	39,412	47,795
CONTRACTUAL GUARANTEES AND RETENTIONS	15,787	15,787	15,787	15,787
ADVANCES TO EMPLOYEES	26,611	30,477	26,666	30,538
RECEIVABLES FROM SALE OF ASSETS	9,666	7,032	9,666	7,032
PREPAID EXPENSES	65,889	48,841	65,892	48,842
ASSETS FOR SALE	2,385	2,412	2,385	2,412
TAX INCENTIVES	14,473	14,473	14,473	14,473
COMPULSORY DEPOSITS	1,750	1,750	1,750	1,750
OTHER	11,158	12,002	11,158	12,002
TOTAL	235,209	226,707	236,291	228,146
CURRENT	164,988	157,665	166,070	159,104
NONCURRENT	70,221	69,042	70,221	69,042

23. INVESTIMENTS

PARENT COMPANY	CONSOLIDATED
	03/31/03	12/31/02	03/31/03	12/31/02
INVESTMENT VALUED USING THE EQUITY METHOD	28,647	26,840	-	-
INVESTMENTS VALUED USING THE ACQUISITION COST	136,610	75,147	146,610	85,147
TAX INCENTIVES (NET OF ALLOWANCE FOR LOSSES)	26,873	26,722	26,873	26,722
OTHER INVESTMENTS	350	350	350	350
TOTAL	192,480	129,059	173,833	112,219

Investments valued using the equity method: comprise the Company’s ownership interest in its subsidiaries BrT Serviços de Internet S.A. and Brasil Telecom Celular S.A., the principal data of which are as follows:

	BrTI	BrT Celular
SHAREHOLDERS' EQUITY	28,647	R$ 100.00
CAPITAL	28,341	R$ 100.00
BOOK VALUE PER SHARE (R$)	1,010.80	1.00
NET INCOME	1,807	-
NUMBER OF SHARES HELD BY THE COMPANY
COMMON SHARES	28,341	1
OWNERSHIP % IN SUBSIDIARY'S CAPITAL
IN TOTAL CAPITAL	100%	100%
IN VOTING CAPITAL	100%	100%
EQUITY PICKUP GAIN THE QUARTER	1,807	-

Investments valued using the Acquisition Cost: correspond to minority interests, highlighting the interest in MHT amounting to R$ 61,463 invested on February 17, 2003 and in VANT amounting to R$36,018 (R$ 36,018 on December 31, 2002). In the consolidated statements, a further R$ 10,000 (R$10,000 on December 31, 2002) invested by BrTI in iBEST. The interests obtained by converting shares or capital quotas of the tax incentive investments in the FINOR/FINAM regional programs, the Incentive Law for Information Technology Companies and the Audiovisual Law are also included. The amount is predominantly composed of shares of other telecommunications companies located in the regions covered by the regional incentives.

Tax incentives: arise from investments in FINOR/FINAM and audiovisual funds, originated in the investment of allowable portions of income tax due.

Other investments: are related to collected cultural assets.

24. PROPERTY, PLANT AND EQUIPMENT

PARENT COMPANY
	03/31/03				12/31/02
NATURE	Annual depreciation rates	Cost	Accumulated depreciation	Net book value	Net book value
WORK IN PROGRESS	-	928,749	-	928,749	1,034,495
PUBLIC SWITCHING EQUIPMENT	20%	5,592,907	(4,376,031)	1,216,876	1,333,022
EQUIPMENT AND TRANSMISSION MEANS	5%-20%	10,980,035	(6,896,826)	4,083,209	4,129,196
TERMINATORS	20%	468,276	(367,593)	100,683	102,664
DATA COMMUNICATION EQUIPMENT	20%	748,838	(234,832)	514,006	412,668
BUILDINGS	4%	901,074	(468,423)	432,651	423,443
INFRASTRUCTURE	4% - 20%	3,299,992	(1,493,039)	1,806,953	1,829,425
ASSETS FOR GENERAL USE	5% - 20%	636,693	(376,126)	260,567	260,850
LAND	-	82,746	-	82,746	84,769
OTHER ASSETS	5% - 20%	397,741	(170,873)	226,868	235,608
TOTAL	-	24,037,051	(14,383,743)	9,653,308	9,846,140

According to the STFC concession contracts, the Company assets that are indispensable to providing the service and qualified as “reversible assets” at the time of expiry of the concession will automatically revert to ANATEL, the Company being entitled to the right to the compensation stipulated in the legislation and the corresponding contracts.

CONSOLIDATED
	03/31/03				12/31/02
NATURE	Annual depreciation rates	Cost	Accumulated depreciation	Net book value	Net book value
WORK IN PROGRESS	-	928,769	-	928,769	1,209,507
PUBLIC SWITCHING EQUIPMENT	20%	5,592,907	(4,376,031)	1,216,876	1,333,022
EQUIPMENT AND TRANSMISSION MEANS	5% - 20%	10,980,038	(6,896,826)	4,083,212	4,129,196
TERMINATORS	20%	468,287	(367,595)	100,692	102,674
DATA COMMUNICATION EQUIPMENT	20%	748,838	(234,832)	514,006	412,668
BUILDINGS	4%	901,074	(468,423)	432,651	423,443
INFRASTRUCTURE	4% - 20%	3,299,992	(1,493,039)	1,806,953	1,829,425
ASSETS FOR GENERAL USE	5% - 20%	636,878	(376,148)	260,730	261,008
LAND	-	82,746	-	82,746	84,769
OTHER ASSETS	5% - 20%	608,016	(170,874)	437,142	254,757
TOTAL	-	24,247,545	(14,383,768)	9,863,777	10,040,469

Rent Expenses

The Company rents properties, posts, passage through third-party land areas (roads), equipment and connection means, formalized through several contracts, which mature on different dates. Some of these contracts are intrinsically related to the provision of services and are long-term agreements. Total rent expenses related to such contracts, in the quarter, amount to R$ 45,278 (R$ 42,025 in 2002) and R$ 45,233 (R$43,125 in 2002) for the consolidated.

Leasing

The Company has lease contracts for information technology equipment. This type of leasing is also used for aircraft to be used in consortium with other companies, where the participation of the Company is 54.4%. Leasing expenses recorded in the quarter amounted to R$ 10,575 (R$ 12,556 in 2002).

Insurance

An insurance policy program is maintained for covering reversible assets and loss of profits as established in the Concession Contract with the government. Insurance expenses in the quarter were R$ 2,193 (R$1,821 in 2002).

The assets, responsibilities and interests covered by insurance are the following:

Type	Cover	Amount insured
		03/31/03	12/31/02
Operating risks	Buildings, machinery and equipment, installations, call centers, towers, infrastructure and information technology equipment	9,745,318	8,683,331
Loss of profit	Fixed expenses and net income	7,026,154	5,240,051
Performance bonds	Compliance with contractual obligations	114,281	77,064

Insurance policies are also in force for third party liability and officers’ liability, the amount insured being the equivalent of US$ 15,000,000.00 (fifteen million U.S. dollars).

There is no contractual civil liability insurance to cover clients in the case of claims or judicial suits, or optional third party liability for third party claims involving Company vehicles.

25. DEFERRED CHARGES

PARENT COMPANY
	03/31/03			12/31/02
	Cost	Accumulated Amortization	Net book value	Net book value
GOODWILL ON CRT MERGER	620,073	(289,368)	330,705	361,709
INSTALLATION AND REORGANIZATION COSTS	59,026	(3,251)	55,775	65,400
DATA PROCESSING SYSTEMS	266,462	(36,669)	229,793	214,783
OTHER	15,958	(5,936)	10,022	10,331
TOTAL	961,519	(335,224)	626,295	652,223

The goodwill arose from the merger of CRT and the amortization is being carried out over five years, based on the expected future profitability of the acquired investment. As established in CVM Instruction 319/99, the amortization of the premium does not affect the calculation base of the dividend to be distributed by the Company.

CONSOLIDATED
	03/31/03			12/31/02
	Cost	Accumulated Amortization	Net book value	Net book value
GOODWILL ON CRT MERGER	620,073	(289,368)	330,705	361,709
INSTALLATION AND REORGANIZATION COSTS	79,269	(4,560)	74,709	74,830
DATA PROCESSING SYSTEMS	266,589	(36,673)	229,916	214,871
OTHER	15,958	(5,936)	10,022	10,331
TOTAL	981,889	(336,537)	645,352	661,741

26. PAYROLL AND RELATED CHARGES

PARENT COMPANY	CONSOLIDATED
	03/31/03	12/31/02	03/31/03	12/31/02
SALARIES AND COMPENSATION	7,117	3,023	7,150	3,055
PAYROLL CHARGES	53,324	45,525	53,599	45,749
BENEFITS	2,207	3,195	2,218	3,205
OTHER	1,068	3,504	1,084	3,525
TOTAL	63,716	55,247	64,051	55,534
CURRENT	51,486	43,808	51,814	44,090
NONCURRENT	12,230	11,439	12,237	11,444

The amounts allocated to long-term refer to the social contributions on FGTS, introduced by Complementary Law 110/01, the demand of which is currently suspended as result of obtaining an injunction. However, the additional contributions payable on the payroll and severance payments have been provisioned until a final ruling is made.

27. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

PARENT COMPANY	CONSOLIDATED
	03/31/03	12/31/02	03/31/03	12/31/02
TRADE ACCOUNTS PAYABLE	905,887	931,541	900,135	923,164
THIRD-PARTY CONSIGNMENTS	103,357	78,609	103,498	78,629
TOTAL	1,009,244	1,010,150	1,003,633	1,001,793
CURRENT	1,002,521	1,006,027	996,910	997,670
NONCURRENT	6,723	4,123	6,723	4,123

The amounts recorded under long-term are derived from liabilities to remunerate the third party network, the settlement of which depends on verification between the operators, such as the reconciliation of traffic.

28. INDIRECT TAXES

PARENT COMPANY	CONSOLIDATED
	03/31/03	12/31/02	03/31/03	12/31/02
ICMS (STATE VAT)	670,168	606,576	671,604	607,318
TAXES ON OPERATING REVENUES (COFINS/PIS)	73,335	73,342	73,744	74,555
OTHER	13,563	13,054	10,001	14,484
TOTAL	757,065	692,972	755,359	696,357
CURRENT	365,038	348,520	367,413	351,905
NONCURRENT	392,027	344,452	392,027	344,452

The long-term portion refers to ICMS (State VAT) on the 69/98 Agreement, which is being challenged in court and is being deposited in escrow. It also includes the ICMS deferral, based on incentives by the government of the State of Paraná.

29. TAXES ON INCOME

PARENT COMPANY	CONSOLIDATED
	03/31/03	12/31/02	03/31/03	12/31/02
SOCIAL CONTRIBUTION TAX
LAW No 8,200/91 - SPECIAL MONETARY RESTATEMENT	4,295	4,439	4,295	4,439
OTHER DEFERRED AMOUNTS	-	4,001	174	4,001
SUBTOTAL	4,295	8,440	4,469	8,440
INCOME TAX
LAW 8,200/91 - SPECIAL MONETARY RESTATEMENT	11,930	12,332	11,930	12,332
SUSPENDED LIABILITIES	14,539	13,873	14,539	13,873
OTHER DEFERRED AMOUNTS	-	6,952	479	6,952
SUBTOTAL	26,469	33,157	26,948	33,157
TOTAL	30,764	41,597	31,417	41,597
CURRENT	3,727	14,679	4,380	14,679
NONCURRENT	27,037	26,918	27,037	26,918

30. DIVIDENDS, INTEREST ON OWN CAPITAL AND EMPLOYEE PROFIT SHARING

PARENT COMPANY	CONSOLIDATED
	03/31/03	12/31/02	03/31/03	12/31/02
MAJORITY SHAREHOLDERS	319,423	181,362	319,423	181,362
MINORITY SHAREHOLDERS	200,074	128,935	200,074	128,935
TOTAL SHAREHOLDERS	519,497	310,297	519,497	310,297
EMPLOYEE PROFIT SHARING	32,085	39,060	32,391	39,327
TOTAL	551,582	349,357	551,888	349,624

31. LOANS AND FINANCING (INCLUDING DEBENTURES)

PARENT COMPANY AND CONSOLIDATED
	03/31/03	12/31/02
LOANS	108,224	119,377
FINANCING	4,533,892	4,623,164
ACCRUED INTEREST AND OTHER ON LOANS	305	704
ACCRUED INTEREST AND OTHER ON FINANCING	354,247	338,563
TOTAL	4,996,668	5,081,808
CURRENT	711,513	683,276
NONCURRENT	4,285,155	4,398,532

Financing

	03/31/03	12/31/02
BNDES	2,279,610	2,382,477
FINANCIAL INSTITUTIONS	268,790	229,983
SUPPLIERS	5,866	19,422
PUBLIC DEBENTURES	981,853	924,617
PRIVATE DEBENTURES	1,352,020	1,405,228
TOTAL	4,888,139	4,961,727
CURRENT	701,369	672,051
NONCURRENT	4,186,770	4,289,676

Financing denominated in local currency: bear interest based on TJLP (Long-term interest rates) plus 3.85% to 6.5% p.a., UMBNDES (unit of the National Social and Economic Development Bank) plus 3.85% p.a. to 6.5% p.a., 100% and 109% of CDI and General Market Price Index (IGP-M) plus 12% p.a., resulting in an average rate of 21.64% p.a..

Financing denominated in foreign currency: bear fixed interest rates of 1.75% to 15.50% p.a., resulting in an average rate of 5.06% p.a. and variable interest rates of LIBOR plus 0.5% to 4.0% p.a., resulting in an average rate of 2.92% p.a. The LIBOR rate on March 31, 2003 for semiannual payments was 1.23% p.a..

Private Debentures: 1,300 private debentures that are non-convertible and cannot be swapped for stock of any kind were issued on January 27, 2001 at a unit price of R$1,000, bearing interest rates of 100% of the CDI, and were fully subscribed by the Parent Company. These debentures mature on 07/27/04, 07/27/05 and 07/27/06, corresponding to 30%, 30% and 40% of the face value respectively.

Public Debentures:

First public issue: 50,000 non-convertible debentures without renegotiation clause, with a unit face value of R$ 10, totaling R$ 500,000, issued on May 1, 2002. The maturity period is two years, coming to due on May 1, 2004. Remuneration corresponds to an interest rate of 109% of the CDI, payable half-yearly on November 1 and May 1 as from the date of initial distribution to the maturity of the debentures.

Second Public Issue: 40,000 non-convertible debentures without renegotiation clause, with a unit face value of R$ 10, totaling R$ 400,000, issued on December 1, 2002. The maturity period is two years, coming to due on December 1, 2004. Remuneration corresponds to an interest rate of 109% of the CDI, payable half-yearly on June 1 and December 1, as from the date of initial distribution to the maturity of the debentures.

As of March 31, 2003, no debentures issued by the Company had been repurchased.

Loans

	03/31/03	12/31/02
INTERCOMPANY LOANS WITH PARENT COMPANY	108,529	120,081
TOTAL	108,529	120,081
CURRENT	10,144	11,225
NONCURRENT	98,385	108,856

The foreign currency loans are restated according to the exchange variation and interest of 1.75% per annum.

Repayment Schedule

The long-term portion is scheduled to be paid as follows:

	03/31/03	12/31/02
2004	1,696,554	1,824,092
2005	932,146	924,092
2006	1,040,621	1,032,186
2007	508,388	499,105
2008	24,336	23,106
2009	23,423	19,680
2010 and after	59,687	76,271
TOTAL	4,285,155	4,398,532

Currency/index debt composition

Restated by	03/31/03	12/31/02
TJLP (Long-term interest rate)	1,998,259	2,075,065
UMBNDES (BNDES Basket of Currencies)	281,352	307,413
CDI	2,333,873	2,329,845
US DOLLARS	337,986	343,809
IGPM	25,087	25,647
OTHER	20,111	29
TOTAL	4,996,668	5,081,808

Guarantees

The loans and financing contracted are guaranteed by collateral of credit rights derived from the provision of telephone services and the Parent Company’s guarantee.

The Company has hedge contracts on 37% of its dollar-denominated loans and financing with third parties and 76% of the debt in UMBNDES (basket of currencies) with the BNDES, to protect against significant fluctuations in the quotations of these debt restatement factors. The gains and losses on these contracts are recognized on the accrual basis.

32. LICENSES TO EXPLOIT SERVICES

The wholly-owned subsidiary Brasil Telecom Celular S.A. signed three Mobile Personal Service Licenses with ANATEL. These licenses, which guarantee the operation of SMP over the next 15 years in the same operating area where the Company has the fixed telephone concession, amounting R$ 191,495, of which 10% was paid up on signing the contract. The balance of R$ 172,345 corresponding to the remaining 90%, was fully recognized in the liabilities of the Subsidiary and is payable in six equal and successive annual installments coming due between 2005 and 2010. The variation of the IGP-DI plus 1% per month is payable on the outstanding balance. On the balance sheet date the restated liability was R$ 191,125 (R$ 174,991 on December 31, 2002).

33. PROVISIONS FOR PENSION PLANS

The company recognized a provision for the actuarial deficit of FCRT Foundation, in accordance with CVM Resolution 371/00 as shown in Note 6.

PARENT COMPANY AND CONSOLIDATED
	03/31/03	12/31/02
PROVISION FOR PENSION PLANS	514,730	501,840
TOTAL	514,730	501,840
CURRENT	84,693	92,144
NONCURRENT	430,037	409,696

34. OTHER LIABILITIES

PARENT COMPANY	CONSOLIDATED
	03/31/03	12/31/02	03/31/03	12/31/02
SELF-FINANCING FUNDS -RIO GRANDE DO SUL BRANCH	28,637	28,552	28,637	28,552
SELF-FINANCING INSTALLMENT REIMBURSEMENT - PCT	11,978	13,425	11,978	13,425
LIABILITIES WITH OTHER TELECOM COMPANIES	9,056	8,791	9,056	8,791
LIABILITIES FOR ACQUISITION OF TAX CREDITS	20,898	20,898	20,898	20,898
BANK TRANSFER AND DUPLICATE RECEIPTS IN PROCESS	12,900	11,471	12,900	11,471
CPMF - SUSPENDED COLLECTION	21,170	20,569	21,170	20,569
SOCIAL SECURITY CONTRIBUTION - INSTALLMENT PAYMENT	4,229	4,229	4,229	4,229
PREPAYMENTS	2,777	5,804	2,777	5,804
OTHER TAXES PAYABLE	447	219	447	219
OTHER	840	1,074	933	1,074
TOTAL	112,932	115,032	113,025	115,032
CURRENT	85,791	87,303	85,884	87,303
NONCURRENT	27,141	27,729	27,141	27,729

Self-financing Funds

Refer to financial participation credits for acquisition of right to use the switched fixed telephone service, still under the now extinguished self-financing plan, paid by prospective subscribers in 1996 who have not accepted the Public Offer made by Brasil Telecom S.A. of paying cash for the return of such credits. Since the shareholders of the Company fully subscribed the capital increase made to reimburse in shares the financial participation credits, there are no surplus shares available for subscribers. In this situation, as established by article 171, paragraph 2, of Law 6,404/76, self-financing funds should be returned in cash, which was done through the Public Offer, as provided in article 1,080 of the Civil Code, and accepted by 76% of the customers. The remaining 24% of non-opting customers should await the decision of the lawsuit in progress, filed by the Office of the Solicitor General (Ministério Público) and others who want the reimbursement to be made through shares, and which may result in the reimbursement to be made either in shares or in cash, as proposed by the Subsidiary.

In case the court decision is for the credit reimbursement to be made through shares, and considering the various criteria to be appreciated by the judge for calculating the number of shares to which each subscriber would be entitled, the Company also made available the shares of its own issuance that it was able to acquire to keep in treasury, based on CVM special authorization for this purpose.

Self-Financing Installment Reimbursement - PCT

Refers to the payment, either in cash or as offset installments in invoices for services, to prospective subscribers of the Community Telephony Plan — PCT, to compensate the original obligation of repayment in shares. In these cases settlements were agreed or there are judicial rulings.

35. FUNDS FOR CAPITALIZATION

The expansion plans (self-financing) were the means by which the telecommunications companies financed network investments. With the issue of Administrative Rule 261/97 by the Ministry of Communications, this mechanism for raising funds was eliminated, and the existing consolidated amount of R$ 8,159 is derived from plans sold prior to the issue of the administrative rule, the corresponding assets to which are already incorporated in the Company’s fixed assets through the Community Telephone Plant — PCT. For reimbursement in shares, it is necessary to await the judicial ruling on the suits brought by the interested parties.

36. COMMITMENTS

Acquisition of Stock Interest and Assets of GlobeNet

On November 15, 2002, the Company signed a purchase and sale contract for stock and assets, acquiring the entire system of submarine fiber-optic cables of the GlobeNet Group, interconnecting connection points in the regions of New York and Miami (United States), St. David’s (Bermuda Islands), Fortaleza and Rio de Janeiro (Brazil) and Maiquetia (Caracas, Venezuela). The transaction will be executed by acquiring the assets located in the United States, the Bermuda Islands, Brazil and Venezuela.

The transaction, which is conditional on verifying certain conditions that are normal in operations of this nature, was executed by the Company through its wholly-owned subsidiary BrT Serviços de Internet S.A. which in turn may set up subsidiaries abroad to acquire the assets and stockholdings located abroad.

The value of the transaction will be equivalent to US$48,000,000.00 (forty-eight million U.S. dollars), of which US$28,800,000.00 (twenty-eight million and eight hundred thousand U.S. dollars) payable on the closing date of the transaction and the remainder of US$19,200,000.00 (nineteen million and two hundred thousand U.S. dollars) payable within 18 (eighteen) months after payment of the first installment.

The GlobeNet Group was created in 1998 to provide fiber-optic communications services in United States and internationally between the United States and South America. The GlobeNet system comprises two rings of protected submarine cables, representing approximately 22,000 km of fiber-optic cables connecting Brazil with the United States, passing through Venezuela and the Bermuda island. With this installed capacity, no additional investments in fixed assets are expected in the short term.

This transaction does not include acquisition of the telecommunications service provider in Brazil, neither does it signify the direct or indirect provision by the Company or its wholly-owned subsidiary BrTI of other telecommunications services in addition to those currently provided in Region II of the General Concessions Plan.

The purchase transaction is awaiting the necessary legal proceedings by the regulatory agencies and compliance with the conditions necessary for completion.

Acquisition of Stock Interest in MTH do Brasil Ltda., parent company of MetroRED Brasil

On February 17, 2003, the Company signed two contracts with MetroRED Telecommunications Group Ltd., which were (i) a Contract for the Purchase and Sale of Quotas, to acquire 19.9% of the capital of MTH do Brasil Ltda. (MTH), a company holding 99.99% of the capital of MetroRED Telecomunicações Ltda. (MetroRED Brasil); and (ii) an Option Contract, to acquire 80.1% of the capital of MTH. This option may only be exercised after certification by the National Telecommunications Agency — ANATEL, of full compliance with the universal service and expansion targets stipulated in the Concession Contract for December 31, 2003.

The amounts attributed to each contract are equivalent to US$ 16,999,900.00 (sixteen million nine hundred ninety-nine thousand nine hundred US dollars) and US$ 100.00 (one hundred US dollars), respectively, which were paid on February 18, 2003, both corresponding in local currency to the amount of R$ 61,463.

In the future, in a second and last stage, when the option is exercised the purchase 80.1% of the quotas representing the capital of MTH, the Company will have paid an amount equivalent to US$ 51,000,000.00 (fifty-one million U.S. dollars), concluding the process of acquiring the entire capital of the company.

MetroRED Brasil is a provider of private telecommunications network services through fiber-optic digital networks, and has 331 km of local networks in São Paulo, Rio de Janeiro and Belo Horizonte together with 1,486 km of long distance network connecting these three largest metropolitan commercial centers. It also owns a Internet Solutions Center with an area of 3,500 m2 in São Paulo, >which offers co-location, hosting and added-value services.

The acquisition of 19.9% of MTH does not include the control of MetroRED, neither does it signify the direct or indirect provision by the Company of other telecommunications services in addition to those currently provided in Region II of the General Concessions Plan.

05.01 — COMMENTS ON THE COMPANY PERFORMANCE IN THE QUARTER

See Comments on the Consolidated Company Performance in the Quarter

06.01 — BALANCE SHEET — ASSETS (IN THOUSANDS OF REAIS) — CONSOLIDATED

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 03/31/2003	4 - 12/31/2002
1	TOTAL ASSETS	15,480,275	15,390,526
1.01	CURRENT ASSETS	3,702,893	3,469,740
1.01.01	CASH AND CASH EQUIVALENTS	1,388,475	1,422,899
1.01.02	CREDITS	1,737,562	1,542,851
1.01.02.01	ACCOUNTS RECEIVABLE FROM SERVICES	1,737,562	1,542,851
1.01.03	INVENTORIES	389	23,309
1.01.04	OTHER	576,467	480,681
1.01.04.01	LOANS AND FINANCING	7,471	6,795
1.01.04.02	DEFERRED AND RECOVERABLE TAXES	394,198	314,058
1.01.04.03	JUDICIAL DEPOSITS	8,728	724
1.01.04.04	OTHER ASSETS	166,070	159,104
1.02	NONCURRENT ASSETS	1,094,420	1,106,357
1.02.01	OTHER CREDITS	0	0
1.02.02	INTERCOMPANY RECEIVABLES	5,196	1,809
1.02.02.01	FROM ASSOCIATED COMPANIES	5,196	1,809
1.02.02.02	FROM SUBSIDIARIES	0	0
1.02.02.03	FROM OTHER RELATED PARTIES	0	0
1.02.03	OTHER	1,089,224	1,104,548
1.02.03.01	LOANS AND FINANCING	6,507	6,554
1.02.03.02	DEFERRED AND RECOVERABLE TAXES	638,859	657,726
1.02.03.03	JUDICIAL DEPOSITS	339,536	331,364
1.02.03.04	INVENTORIES	34,101	39,862
1.02.03.05	OTHER ASSETS	70,221	69,042
1.03	PERMANENT ASSETS	10,682,962	10,814,429
1.03.01	INVESTMENTS	173,833	112,219
1.03.01.01	ASSOCIATED COMPANIES	107,481	36,018
1.03.01.02	SUBSIDIARIES	0	0
1.03.01.03	OTHER INVESTMENTS	66,352	76,201
1.03.02	PROPERTY, PLANT AND EQUIPMENT	9,863,777	10,040,469
1.03.03	DEFERRED CHARGES	645,352	661,741

06.02 — BALANCE SHEET — LIABILITIES (IN THOUSANDS OF REAIS — R$) — CONSOLIDATED

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 03/31/2003	4 - 12/31/2002
2	TOTAL LIABILITIES	15,480,275	15,390,526
2.01	CURRENT LIABILITIES	2,875,554	2,623,923
2.01.01	LOANS AND FINANCING	577,640	553,431
2.01.02	DEBENTURES	133,873	129,845
2.01.03	SUPPLIERS	893,412	919,041
2.01.04	TAXES, DUTIES AND CONTRIBUTIONS	371,793	366,584
2.01.04.01	INDIRECT TAXES	367,413	351,905
2.01.04.02	TAXES ON INCOME	4,380	14,679
2.01.05	DIVIDENDS PAYABLE	519,497	310,297
2.01.06	PROVISIONS	105,752	95,376
2.01.06.01	PROVISION FOR CONTINGENCIES	21,059	3,232
2.01.06.02	PROVISION FOR PENSION PLAN	84,693	92,144
2.01.07	RELATED PARTY DEBTS	0	0
2.01.08	OTHER	273,587	249,349
2.01.08.01	PAYROLL AND SOCIAL CHARGES	51,814	44,090
2.01.08.02	CONSIGNMENTS IN FAVOR OF THIRD PARTIES	103,498	78,629
2.01.08.03	EMPLOYEE PROFIT SHARING	32,391	39,327
2.01.08.04	OTHER LIABILITIES	85,884	87,303
2.02	LONG-TERM LIABILITIES	5,756,779	5,792,036
2.02.01	LOANS AND FINANCING	2,085,155	2,198,532
2.02.02	DEBENTURES	2,200,000	2,200,000
2.02.03	PROVISIONS	807,175	795,688
2.02.03.01	PROVISION FOR CONTINGENCIES	377,138	385,992
2.02.03.02	PROVISION FOR PENSION PLAN	430,037	409,696
2.02.04	RELATED PARTY DEBTS	0	0
2.02.05	OTHER	664,449	597,816
2.02.05.01	PAYROLL AND SOCIAL CHARGES	12,237	11,444
2.02.05.02	SUPPLIERS	6,723	4,123
2.02.05.03	INDIRECT TAXES	392,027	344,452
2.02.05.04	TAXES ON INCOME	27,037	26,918
2.02.05.05	LICENSE FOR OPERATING TELECOMS SERVICES	191,125	174,991
2.02.05.06	OTHER LIABILITIES	27,141	27,729
2.02.05.07	FUND FOR CAPITALIZATION	8,159	8,159
2.03	DEFERRED INCOME	10,465	11,032
2.04	MINORITY INTERESTS	0	0
2.05	SHAREHOLDERS' EQUITY	6,837,477	6,963,535
2.05.01	CAPITAL	3,373,097	3,335,770
2.05.02	CAPITAL RESERVES	1,535,957	1,591,454
2.05.03	REVALUATION RESERVES	0	0
2.05.03.01	COMPANY ASSETS	0	0
2.05.03.02	SUBSIDIARIES/ASSOCIATED COMPANIES	0
2.05.04	PROFIT RESERVES	273,244	273,244
2.05.04.01	LEGAL	273,244	273,244
2.05.04.02	STATUTORY	0	0
2.05.04.03	CONTINGENCIES	0	0
2.05.04.04	REALIZABLE PROFITS RESERVES	0	0
2.05.04.05	PROFIT RETENTION	0	0
2.05.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	0	0
2.05.04.07	OTHER PROFIT RESERVES	0	0
2.05.05	RETAINED EARNINGS	1,655,179	1,763,067

07.01 - QUARTERLY STATEMENT OF INCOME (IN THOUSANDS OF REAIS - R$) - CONSOLIDATED

1 - CODE	2 - DESCRIPTION	3 - FROM 01/01/2003 TO 03/31/2003	4 - FROM 01/01/2003 TO 03/31/2003	5 - FROM 01/01/2002 TO 03/31/2002	6 - FROM 01/01/2002 TO 03/31/2002
3.01	GROSS REVENUE	2,609,267	2,609,267	2,267,163	2,267,163
3.02	REVENUE DEDUCTIONS	(735,609)	(735,609)	(628,620)	(628,620)
3.03	NET REVENUE	1,873,658	1,873,658	1,638,543	1,638,543
3.04	COST OF SERVICES RENDERED	(1,184,694)	(1,184,694)	(1,048,002)	(1,048,002)
3.05	GROSS PROFIT	688,964	688,964	590,541	590,541
3.06	OPERATING INCOME (EXPENSES)	(785,881)	(785,881)	(540,784)	(540,784)
3.06.01	SELLING EXPENSES	(175,170)	(175,170)	(180,859)	(180,859)
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(169,460)	(169,460)	(163,180)	(163,180)
3.06.03	FINANCIAL	(448,472)	(448,472)	(205,767)	(205,767)
3.06.03	FINANCIAL INCOME	74,494	74,494	26,172	26,172
3.06.03	FINANCIAL EXPENSES	(522,966)	(522,966)	(231,939)	(231,939)
3.06.04	OTHER OPERATING INCOME	58,602	58,602	46,825	46,825
3.06.05	OTHER OPERATING EXPENSES	(51,381)	(51,381)	(37,803)	(37,803)
3.06.06	EQUITY IN SUBSIDIARIES	0	0	0	0
3.07	OPERATING INCOME (LOSS)	(96,917)	(96,917)	49,757	49,757
3.08	NONOPERATING INCOME (EXPENSES)	(40,162)	(40,162)	(41,905)	(41,905)
3.08.01	REVENUES	15,947	15,947	11,270	11,270
3.08.02	EXPENSES	(56,109)	(56,109)	(53,175)	(53,175)
3.09	INCOME (LOSS) BEFORE TAXES/ PROFIT SHARING	(137,079)	(137,079)	7,852	7,852
3.10	INCOME AND SOCIAL CONTRIBUTION TAXES	38,922	38,922	(13,396)	(13,396)
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY PARTICIPATIONS/CONTRIBUTIONS	(9,732)	(9,732)	(10,442)	(10,442)
3.12.01	PARTICIPATIONS	(9,732)	(9,732)	(10,442)	(10,442)
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON OWN CAPITAL	246,200	246,200	80,056	80,056
3.14	MINORITY INTERESTS	0	0	0	0
3.15	NET INCOME FOR THE PERIOD	138,311	138,311	64,070	64,070

07.01 – QUARTERLY STATEMENT OF INCOME (IN THOUSANDS OF REAIS – R$) – CONSOLIDATED

1 - CODE	2 - DESCRIPTION	3 - FROM 01/01/2003 TO 03/31/2003	4 - FROM 01/01/2003 TO 03/31/2003	5 - FROM 01/01/2002 TO 03/31/2002	6 - FROM 01/01/2002 TO 03/31/2002
	NUMBER OF SHARES, EX-TREASURY STOCK (THOUSAND)	539,991,129	539,991,129	536,868,663	536,868,663
	EARNINGS PER SHARES	0.00026	0.00026	0.00012	0.00012
	LOSS PER SHARES

08.01 — COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

PERFORMANCE REPORT — 1st QUARTER 2003

The performance report presents the consolidated figures of Brasil Telecom S.A. and its wholly-owned subsidiary BrT Serviços de Internet S.A..

Operating performance

Plant

OPERATING DATA	1Q03	4Q02	1Q03/4Q02(%)
Lines Installed (Thousand)	10,608	10,548	0.6
Additional Lines Installed (Thousand)	60	4	1,510.0
Lines in Service - LES (Thousand)	9,595	9,465	1.4
- Residential	6,979	6,852	1.7
- Non-residential	1,548	1,540	0.5
- Public Telephones - TUP (Thousand)	296	293	1.0
- Prepaid	215	206	4.3
- Other (includes Trunks)	557	564	(1.4)
Additional Lines in Service (Thousand)	130	237	(45.2)
Average Lines in Service - LMES (Thousand)	9,530	9,347	2.0
Density of Terminals in Service/100 Inhabitants	23.2	23.1	0.5
Public Telephones - TUP (Thousand)	7.2	7.2	0.2
Density of Public Telephones - TUP/100 Lines Installed	2.79	2.78	0.4
Utilization Rate (in Service/Installed)	90.5%	89.7%	0.7 p.p.
Digitalization Rate	99.0%	99.0%	0.0 p.p.
ADSL Lines Sold (Thousand)	207.4	168.4	23.2
ADSL Lines in Service (Thousand)	165.1	140.7	17.4
Lines Installed

The installation of 60 thousand lines in 1Q03 against 4 thousand in the previous quarter, had the objective of anticipating the fulfillment of the universalization goals established for 2003 in the Company's concession contracts.

Lines in Service	Plant in service grew by 1.4% in 1Q03, to 9.6 million lines, reflecting the net addition of 130 thousand lines.

The growth of the plant in service in the 1Q03 was mainly in the residential segment with a net addition of 117 thousand lines.

Utilization rate	The 0.6% growth in the installed plant in conjunction with the 1.4% increase in the plant in service resulted in an increase of 0.7 p.p. in the utilization rate in the 1Q03, which reached 90.5%.

Given the two-week limit for the attendance of requests for telephone lines, keeping a technical reserve of lines is critical.

ADSL	At the end of 1Q03, Brasil Telecom reached 207.4 thousand ADSL accesses sold, representing an increase of 23.2% and 218.7% in relation to the 4Q02 and 1Q02, respectively.

In the 1Q03, Brasil Telecom had 165.1 thousand ADSL accesses in service, against 140,700 in the 4Q02.

Turbo Lite

On march 25, 2003 Brasil Telecom launched Turbo Lite. Turbo family - the commercial name of the broadband access service using xDSL technology of Brasil Telecom - has been expanded. Turbo Lite is the only high-speed Internet access service in Brazilian market that uses the pay per use concept. The user pays a monthly fee of R$49.90 to access the Internet during 50 hours, of franchise, with a speed of 150Kb/s. For each additional hour is charged R$2.95. With Turbo Lite, Brasil Telecom intends to bring to everyone the broadband Internet access.

Turbo Condomínio

Launched on April 30, 2003, Turbo Condominio is a broadband Internet access to vertical condos. The technology employed - HPNA (Home Phoneline Networking Alliance) - uses the installed telephony plant, dismissing the need of installing cables. The connection speed can reach up to 1Mb/s per subscriber. Through this service the client can access the Internet and use the telephone at the same time, paying a fixed monthly fee regardless of the time of use.

Goals

Quality Goals	In the 1Q03, Brasil Telecom met all 35 quality goals established by Anatel for the switched-fixed telephone service in the local and long-distance segments.

Universalization Goals

Brasil Telecom fulfilled in February 28, 2003 the universalization goals established by Anatel for December 31, 2003. The independent audit firm PriceWaterhouseCoopers attested in its report that no differences were found in relation to the goals accomplishment declaration of Brasil Telecom, within any appraised target. The next step of the certification process will be the direct inspection by Anatel of the results stated by the Company.

Traffic

Seasonality

Historically, the first quarter of each year has shown a lower traffic when compared to the others quarterly. As it is summer in Brazil, school holiday time, there is a natural tendency for people to move to the coastal regions of the country. Besides that, the 1Q03 had 62 business days, against 64 in the 4Q02.

This seasonality can be verified in the exceeding pulses graph below, that shows the percentual variation between the quarters.

OPERATING DATA	1Q03	4Q02	1Q03/4Q02(%)
Exceeding Local Pulses (Million)	2,973	3,256	(8.7)
Domestic Long Distance Minutes (Million)	1,611	1,756	(8.2)
Fixed-Mobile Minutes (Million)	1,058	1,143	(7.5)
Exceeding Pulses/ Average LIS/Month	104.0	116.1	(10.4)
DLD Minutes/Average LIS/Month	56.3	62.6	(10.0)
Fixed-Mobile Minutes/Average LIS/Month	37.0	40.8	(9.2)
Exceeding Local Pulses	Brasil Telecom billed 3.0 billion of pulses in the 1Q03.

DLD Traffic	The DLD traffic was 1.6 billion minutes in the 1Q03, against 1.8 billion in the previous quarter.

DLD Market Share	Brasil Telecom's DLD market share in the intra-sector segment reached 89.5% in the 1Q03, representing an increase of 0.9 p.p. in relation to the 4Q02.

In the intra-regional segment, Brasil Telecom's market share reached 74.3% in the 1Q03. The DLD market share considers only the traffic generated in the Brasil Telecom lines.

Fixed-Mobile Traffic	The fixed-mobile traffic reached 1.1 billion minutes in the 1Q03. Of the total fixed-mobile traffic, 88.8% refers to VC-1 calls, 9.9% refers to VC-2 and 1.3% refers to VC-3 calls.

Financial performance

Revenues

Local Service	The local service revenue reached R$1,063.5 million in the 1Q03, 4.1% below the obtained in the 4Q02.

The installation revenue totaled R$5.9 million in the 1Q03, 1.6% higher than the amount registered in the 4Q02. In the 1Q03, the selling of promotional and alternative plans was intensified, representing 38% of the lines added during the period.

Revenues from monthly subscription in the 1Q03 reached R$702.7 million, 11.6% higher than the 1Q02. This performance is due to growth of plant in service and to tariff readjustment.

The measured service revenue reached R$328.8 million in the 1Q03, 4.9% lower than the one observed in the previous quarter. The better revenue performance, when compared to the variation in traffic in the same period, is due to the higher tariff charged for exceeding pulses in the promotional plans, which can be up to 60% higher than the one charged in the basic plan.

Public Telephony

Brasil Telecom sold 1.6 million credits throughout 1Q03, 6.7% above the number sold in the 4Q02. Public telephony revenue reached R$83.8 million in the 1Q03, a reduction of 3.8% when compared to the 4Q02, due to the higher revenue transferred to other operators on account of school vacation.

Domestic Long Distance

The domestic long distance revenue, not including VC-2 and VC-3, in the 1Q03 was R$325.6 million, against R$339.8 million in the previous quarter. This slight reduction was due to the lower traffic registered in the 1Q03.

Fixed-Mobile

Fixed-mobile revenue grew 4.6% in the 1Q03, reaching R$607.3 million, result of a 7.5% reduction in the fixed-mobile traffic, combined with an average impact of 14.2% from tariff readjustment, which came into effect for 58 of the 90 days in the 1Q03.

The fixed-mobile tariff readjustment authorized by Anatel was 23.5% for VC-1 calls and 22% for VC-2 and VC-3 calls, and became effective on February 8, 2003.

Interconnection

Interconnection revenue in the 1Q03 remained stable in relation to the 4Q02. Mobile-fixed revenue increased by 11.3% in comparison to the 4Q02 reaching R$55.8 million, due to the increase in the fixed and mobile plants in Brasil Telecom's concession area. Cell phones in Brasil Telecom's region totaled 9.9 million at the end of March, according to Anatel's database.

Lease of means revenue in theL1Q03 was R$53.2 million, 2.9% below the R$54.8 million registered in the previous quarter, due to a reduction in the average number of leased circuits.

Data Communication	Data communication revenue in the 1Q03 grew 20.6% to R$171.4 million, which reflects Brasil Telecom's strategy to expand in data transmission.

The following variations were verified in the quarter:

17.4% growth in the number of ADSL lines in service;
13.7% growth in the number of IP accesses billed;
12.1% growth in the number of Frame-Relay accesses billed;
4.5% growth in the number of ATM accesses billed;
22.8% reduction of Dialnet accesses billed; and
2.3% reduction of SLDD billed.

Supplementary and Value-Added Services

Total number of intelligent services activated at the end of March 2003 - virtual answering machine, follow-me, call waiting, caller ID, among others - reached 4.6 million, compared to 4.1 million on December 2002, an increase of 13.0%. 29.7% of the lines in service at the end of 1Q03 had at least one intelligent service activated, compared to 27.5% in the previous quarter.

Revenues from supplementary and value-added services decreased 9.3% in the 1Q03, basically due to a 21.4% reduction in the 0800 DDG traffic.

The billing of calls made in the 3Q02 influenced the 0800 traffic of the 4Q02. In 4Q02, 32% of the 0800 service billed was rendered in the 3Q02, while in the 1Q03 only 25% of the service billed was rendered in the 4Q02. This represents a reduction of 7.7 million minutes.

Gross Revenue Deductions	Gross revenue deductions reached R$735.6 million in the 1Q03, representing 28.2% of the gross revenue in the quarter, against 28.4% in the 4Q02.

Net operating revenue/Average LIS/month	Net operating revenue/Average LIS/month registered in the 1Q03 was R$65.5, against R$62.4 Revenue/Average in the 1Q02.

Costs and Expenses

Costs and Operating Expenses	Costs and operating expenses totaled R$1,522.1 million in the 1Q03, against R$1,468.8 Expenses million in the previous quarter.

The cash cost (costs and operating expenses excluding depreciation and amortization) was R$1,001.5 million in the 1Q03, an increase of 5.6% in relation to the 4Q02.

Net reduction of 22 employees in the quarter

Brasil Telecom payroll was comprised of 5,543 employees at the end of 1Q03, against 5,565 at the end of December 2002. The net reduction of 22 employees in the quarter is a result of 190 dismissals and 168 admissions.

Personnel

Personnel costs and expenses increased 8.5% in the 1Q03 in relation to the 4Q02, reaching R$93.1 million. This increase was due mainly to the dismissal costs of approximately R$3.4 million and to the average salary readjustment of 5.0%, which became effective on February 2003.

Productivity	Brasil Telecom reached a productivity ratio of 1,731 LIS/employee in 1Q03, representing an increase of 38.8% in relation to the presented in the 4Q02.

Materials	Material costs and expenses reached R$20.3 million in the 1Q03, a reduction of 1.6% in relation to the previous quarter.

Subcontracted services

Costs and expenses with subcontracted services, excluding interconnection and advertising & marketing, reached R$290.3 million in 1Q03, representing a reduction of 3.4% in relation to the 4Q02, mainly due to the improved management over the contracts.

The main reduction were (i) R$1.4 million with security and receptionist services, (ii) R$2.1 million with consulting services, (iii) R$1.1 million with training, (iv) R$2.0 million with collection services, e (v) R$1.1 million with employees' transportation.

Interconnection

The costs with interconnection totaled R$424.9 million in the 1Q03, an increase of 4.6% in relation to the 4Q02. This variation is explained mainly by the average readjustment of 22% in the TU-M, combined with the 7.5% reduction in the fixed-mobile traffic in the 1Q03.

Losses with Accounts Receivable reached 2.6% of Gross Revenue (PCCR/ROB)	Losses with accounts receivable as a percentage of gross revenue reached 2.6%, stable in relation to the previous quarter. In the 1Q03, these accounts receivable losses amounted to R$67.9 million.

In the 1Q03, there was a reversal of R$1.2 million in the provision for doubtful accounts. The Christmas Campaign, that aimed the recovery of losses, was concluded on April 25, 2003, with a recovered balance of R$22.0 million. Total amount recovered in the 1Q03 reached R$11.0 million.

Accounts Receivable	Deducting the provision for doubtful accounts of R$152.5 million, Brasil Telecom's net accounts receivable totaled R$1,737.6 million at the end of March of 2003.

Provisions for Contingencies

Provisions for contingencies in the 1Q03 increased by R$18.7 million due to monetary correction. In the 4Q02, the provisions for contingencies registered a positive net result of R$7.5 million due to agreements related to labor lawsuits.

Other Costs and Operating Expenses/Revenues	Other costs and operating expenses/revenues in the 1Q03 totaled a net expense of R$76.8 million.

The main reduction were (i) R$1.1 million in revenues with billing/collection for third parties, (ii) R$4.8 million in revenues with rents, (iii) R$4.8 million in expenses with lease of means.

The main increases were (i) R$6.6 million in expenses with rental of domain ranges in highways to backbone passage, (ii) R$1.0 million in expenses with FISTEL, (iii) R$1.5 million in expenses with IPTU (real estate tax), (iv) R$1.8 million in expenses with industrial exploitation of dedicated lines services.

EBITDA

EBITDA in 1Q03 totaled R$872 million	Brasil Telecom EBITDA was R$872.2 million in the 1Q03, representing a growth of 18.2% in relation to the 1Q02.

EBITDA Margin	Brasil Telecom's EBITDA margin in the 1Q03 reached 46.5%.

EBITDA/Average LIS/month	EBITDA/Average LIS/month reached R$30.5, 8.5% higher than the amount registered in the 1Q02.

Financial Result

Financial Result	Financial revenue in local currency in the 1Q03 was R$72.8 million, resulting from the investment of cash position during the quarter.

Financial expenses in local currency reached R$238.8 million in the 1Q03, compared to R$208.1 million in the 4Q02. The R$30 million difference is related to the interest of the debentures, being R$8.0 million from the issuance of December 2002 and R$22.0 million from the debentures issued on May 2002.

Interest on Own Capital

The Interest on Own Capital (JSCP) of R$246.2 million accounted for as financial expenses in 1Q03 refer to the credits relative to the period of 2003, as approved in the Brasil Telecom S.A. Board of Directors Meeting held on January 28, 2003.

Non operating Result

Amortization of Reconstituted Goodwill

In 1Q03, Brasil Telecom amortized R$31.0 million in reconstituted goodwill from CRT acquisition (which has no impact on cash flow and on the distribution of dividends), accounted for as non-operating expenses.

Net Earning

Net earnings increased 115.9% in the 1Q03 in relation to the 1Q02, totaling R$138.3 million (R$0.2537/1,000 shares). Net earnings/ADR was US$0.2270 in the 1Q03.

Indebtness

Total Debt	At the end of March 2003, total consolidated debt of Brasil Telecom was R$5.0 billion, 1.7% lower than the one registered in the 4Q02.

Average Cost of Debt	In the 1Q03, Brasil Telecom's debt had an average cost of 20.8% p.a., equal to 79.2% of the CDI (interbank rate), and a medium payment term of approximately 27 months.

Net Debt

Net debt totaled R$3,608.2 million, a drop of 1.4% in relation to December 2002. Excluding the inter-company loan and the private debenture with Brasil Telecom Participacoes, the net debt at the end of March 2003 was R$2,147.7 million.

Debt with Long Term Profile	At the end of 1Q03, 85.8% of total debt was allocated in the long term, presenting the following amortization schedule:

Dollar Denominated Debt

In March 2003, the dollar denominated debt totaled R$338.7 million (R$337.9 million net of hedge). As a percentage of total debt, dollar denominated debt accounted for 6.8% against 7.1% at the end of 2002.

Hedge	Brasil Telecom had hedge for 37.4% of the indebtedness in dollar, being all debt maturing until December 2004 hedged against exchange variations.

Financial Leverage	On March 31, 2003 Brasil Telecom's financial leverage ratio, represented by net debt (excluding the debt with the parent company)/ shareholders' equity, was 31.4%.

Investments

Investments in Permanent Assets totaled R$441 million	Brasil Telecom invested R$441.4 million in the 1Q03, 45.7% below the amount registered in the 4Q02.

The investments are distributed as follows: R$187.3 million of Network Expansion (R$85.8 million of Conventional Telephony, R$10.0 million of Transmission backbone, R$83.8 million of Data Network, R$7.7 million of Management Systems Network, Intelligent Network and Other); R$56.7 million of Network Operation; R$2.7 million of Public Telephony; R$43.9 million Information Technology; and R$150.8 million of Expansion Personnel, Expansion Financial Expenses and other.

In the last 12 months, Brasil Telecom invested R$296.4 million in data network and R$346.0 million in information technology, leading to the implementation of its strategy related to the corporate market: to be the reference in providing of telecommunications integrated solutions.

Cash Flow

Operating Cash Flow of R$694 million in 1Q03

The operations of Brasil Telecom generated R$693.9 million in the 1Q03. The Cash Flow from Investments of R$425.7 million combined with the negative flow of R$302.6 million from Financing Activities consumed a cash flow of R$728.3 million.

Brasil Telecom generated a free cash flow (operating activities - investment activities) of R$268.2 million in the 1Q03.

16.01 — OTHER INFORMATION, WHICH THE COMPANY UNDERSTANDS RELEVANT (NOT REVIEWED)

In attention to the Corporate Governance Differentiated Practices Rules, the Company discloses the additional information below, related to its shareholders’ compositions:

1. OUTSTANDING

As of 04/30/2003	In units of shares
Shareholder	Common Shares	%	Preferred Shares	%	Total	%
Direct and Indirect - Parent	242,674,694,326	97.23	126,680,786,512	42.86	369,355,480,838	67.75
Management
Board of Directors	111,476,859	0.04	3,567,720,226	1.21	3,679,197,085	0.67
Directors	39	0.00	273	0.00	312	0.00
Fiscal Board	-	-	-	-	-	-
Treasury Stock	-	-	5,175,010,503	1.75	5,175,010,503	0.95
Other Shareholders	6,810,878,318	2.73	160,145,572,884	54.18	166,956,451,202	30.63
Total	249,597,049,542	100.00	295,569,090,398	100.00	545,166,139,940	100.00
Outstanding Shares in the Market	6,922,355,216	2.77	163,713,293,383	55.39	170,635,648,599	31.30

As of 04/30/2003	In units of shares
Shareholder	Common Shares	%	Preferred Shares	%	Total	%
Direct and Indirect - Parent	237,982,221,189	97.71	124,270,701,535	42.04	362,252,922,724	67.19
Management
Board of Directors	203,856	0.00	3,559,561,548	1.20	3,559,765,404	0.66
Directors	39	0.00	273	0.00	312	0.00
Fiscal Board	455,688	-	13,621	0.00	469,309	0.00
Treasury Stock	-	-	2,220,065,717	0.75	2,220,065,717	0.41
Other Shareholders	5,581,249,296	2.29	165,518,747,704	56.01	171,099,997,000	31.74
Total	243,564,130,068	100.00	295,569,090,398	100.00	539,133,220,466	100.00
Outstanding Shares in the Market	5,581,908,879	2.29	169,078,323,146	57.21	174,660,232,025	32.40

2. SHAREHOLDERS' HOLDING MORE THAN 5% OF THE VOTING CAPITAL (AS OF 04/30/2003)

The shareholders, which directly on indirectly, hold more than 5% of the voting capital of the Company are as follows:

In thousands of shares
Name	General Taxpayers' Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Brasil Telecom Participações S.A.	02.570.688-0001/70	Brazilian	241,646,692	96.81	114,787,168	38.84	356,433,860	65.38
Treasury Shares	-	-	-	-	5,175,011	1.75	5,175,011	0.95
Other	-	-	-	7,950,358	3.19	175,606,911	59.41 183,557,269	33.67
Total	-	-	249,597,050	100.00	295,569,090	100.00	545,166,140	100.00

Distribution of the Capital from Parent to individuals level

Brasil Telecom Participações S.A.	In thousands of shares
Name	General Taxpayers' Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Solpart Participacoes S.A.	02.607.736-0001/58	Brazilian	71,830,504	53.59	161,687	0.07	71,992,191	20.18
Previ	33.754.482-0001/24	Brazilian	6,895,682	5.14	7,840,963	3.52	14,736,645	4.13
Treasury shares	-	-	1,051,100	0.78	-	-	1,051,100	0.29
Other	-	-	54,254,402	40.49	214,667,538	96.41	268,921,940	75.40
Total	-	-	134,031,688	100.00	222,670,188	100.00	356,701,876	100.00

Solpart Participações S.A.	In units of shares
Name	General Taxpayers' Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Timepart Participacoes Ltda.	02.338.536-0001/47	Brazilian	631,838	62.00	-	-	631,838	20.93
Techold Participacoes S.A.	02.605.028-0001/88	Brazilian	193,635	19.00	1,239,982	62.00	1.433,617	47.48
Telecom Italia International N.V.(*)	-	Italian	193,643	19.00	760,000	38.00	953,643	31.59
Other	-	-	18	-	-	-	18	-
Total	-	-	1,019,134	100.00	1,999,982	100.00	3,019,116	100.00
(*) Former Stet International Netherlands

Timepart Participações Ltda.	In units of quotas
Name	General Taxpayers' Register	Citizenship	Quotas	%
Privtel Investimentos S.A.	02.620.949.0001/10	Brazilian	208,830	33.10
Teleunion S.A.	02.605.026-0001/99	Brazilian	213,340	33.80
Telecom Holding S.A.	02.621.133-0001/00	Brazilian	208,830	33.10
Total	-	-	631,000	100.00

Privtel Investimentos S.A.	In units of quotas
Name	General Taxpayers' Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Eduardo Cintra Santos	064.858.395-34	Brazilian	19,998	99.99	-	-	19,998	99.99
Other	-	-	2	0.01	-	-	2	0.01
Total	-	-	20,000	100.00	-	-	20,000	100.00

Teleunion S.A.	In units of shares
Name	General Taxpayers' Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Luiz Raymundo Tourinho Dantas	000.479.025-15	Brazilian	19,998	99.99	-	-	19,998	99.99
Other	-	-	2	0.01	-	-	2	0.01
Total	-	-	20,000	100.00	-	-	20,000	100.00

Telecom Holding S.A.	In units of shares
Name	General Taxpayers' Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
CSH LLC e CSH Units	-	American	19,997	99.98	-	-	19,997	99.98
Other	-	-	3	0.02	-	-	3	0.02
Total	-	-	20,000	100.00	-	-	20,000	100.00

Techold Participações S.A.	In units of shares
Name	General Taxpayers' Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Invitel S.A.	02.465.782-0001/60	Brazilian	980,067,275	100.00	341,898,149	100.00	1,321,965,424	100.00
Other	-	-	3	0.00	-	-	3	0.00
Total	-	-	980,067,278	100.00	341,898,149	100.00	1,321,965,427	100.00

Invitel S.A.	In units of shares
Name	General Taxpayers' Register	Citizenship	Common Shares	%	Preferred Shares	%	Total Shares	%
Sistel-Fund. Sistel de Seguridade	00.493.916-0001/20	Brazilian	66,017,486	6.66	-	-	66,017,486	6.66
Telos-Fund. Embratel de Segurid.	42.465.310-0001/21	Brazilian	23,573,621	2.38	-	-	23,573,621	2.38
Funcef-Fund. dos Economiarios	00.436.923-0001/90	Brazilian	378,289	0.04	-	-	378,289	0.04
Petros-Fund. Petrobras Segurid.	34.053.942-0001/50	Brazilian	37,318,069	3.77	-	-	37,318,069	3.77
Previ-Caixa Prev. Func. B. Brasil	33.754.482-0001/24	Brazilian	190,852,386	19.27	-	-	190,852,386	19.27
Opportunity Zain S.A.	02.363.918-0001/20	Brazilian	671,848,888	67.82	-	-	671,848,888	67.82
CVC/Opportunity Equity Partners LP	-	British	202,255	0.02	-	-	202,255	0.02
CVC/Opportunity Equity Partners FIA	01.909.558-0001/57	Brazilian	280,316	0.02	-	-	280,316	0.02
Opportunity Fund	-	British	49,550	0.01	-	-	49,550	0.01
CVC/Opportunity Investimentos Ltda.(*)	03.605.085-0001/20	Brazilian	10	-	-	-	10	-
Priv FIA	02.559.662-0001/21	Brazilian	25,219	-	-	-	25,219	-
Tele FIA	02.597.072.0001/93	Brazilian	25,219	0.01	-	-	25,219	0.01
Veronica Valente Dantas	262.853.205-00	Brazilian	1	-	-	-	1	-
Maria Amalia Delfim de Melo Coutrim	654.298.507-72	Brazilian	1	-	-	-	1	-
Luiz Augusto Britto de Macedo	597.717.637-68	Brazilian	1	-	-	-	1	-
Total	-	-	990,571,311	100.00	-	-	990,571,311	100.00
(*) Former Opportunity Paramirim Ltda.

Opportunity Zain S.A.	In units of shares
Name	General Taxpayers' Register	Citizenship	Common Shares	%	Preferred Shares	%	Total Shares	%
CVC/Opportunity Equity Partners FIA	01.909.558-0001/57	Brazilian	335,488,153	45.45	-	-	335,488,153	45.45
CVC/Opportunity Equity Partners LP	-	British	310,773,165	42.10	-	-	310,773,165	42.10
Opportunity Fund	-	British	71,934,343	9.75	-	-	71,934,343	9.75
Priv FIA	02.559.662.0001/21	Brazilian	17,611,010	2.39	-	-	17,611,010	2.39
Opportunity Logica Rio Gestora de Recursos Ltda.	01.909.405-0001/00	Brazilian	2,304,359	0.31	-	-	2,304,359	0.31
Tele FIA	02.597.072-0001/93	Brazilian	6,010	-	-	-	6,010	-
CVC/Opportunity Equity Partners Administradora de Recursos Ltda.	01.909.405-0001/00	Brazilian	1	-	-	-	1	-
CVC/Opportunity Investimentos Ltda.(*)	03.605.085-0001/20	Brazilian	10	-	-	-	10	-
Veronica Valente Dantas	262.853.205-00	Brazilian	400	-	-	-	400	-
Maria Amalia Delfim de Melo Coutrim	654.298.507-72	Brazilian	60	-	-	-	60	-
Danielle Silbergleid Ninio	016.744.087-06	Brazilian	1	-	-	-	1	-
Daniel Valente Dantas	063.917.105-20	Brazilian	1	-	-	-	1	-
Eduardo Penido Monteiro	094.323.965-68	Brazilian	287	-	-	-	287	-
Total	-	-	738,117,800	100.00	-	-	738,117,800	100.00
(*) Former Opportunity Paramirim Ltda.

17.01 — LIMITED REVIEW REPORT

The Shareholders and Board of Directors
Brasil Telecom S.A.
Brasília — DF

We have reviewed the quarterly financial information of Brasil Telecom S.A. for the quarter ended March 31, 2003, comprising the balance sheet and the consolidated balance sheet of the Company and its subsidiaries, the statement of income and the consolidated statement of income, the management report and other relevant information, prepared in accordance with accounting practices adopted in Brazil.

Our review was performed in accordance with auditing standards established by the Brazilian Institute of Accountants (IBRACON) and the Federal Accounting Council, which included: (a) inquiries and discussion with management responsible for the accounting, financial and operational areas of the Company regarding the criteria adopted in the preparation of the quarterly information; and (b) review of post-balance sheet information and events, which may have a material effect on the financial and operational position of the Company and its subsidiaries.

Based on our special review, we are not aware of any material changes that should be made to the aforementioned quarterly information for it to be in accordance with accounting practices derived from the Brazilian Corporation Law and the regulations issued by the Brazilian Securities Commission, specifically applicable to the mandatory quarterly financial information.

Our review was performed for the purpose of issuing a special review report on the mandatory quarterly financial information. The statement of cash flow represents supplementary information to those statements and is presented to provide additional analysis. This supplementary information was submitted to the same review procedures applied to the quarterly financial information, and, based on our special review, is adequately presented in all material respects, in relation to the quarterly financial information taken as a whole.

The special review of the quarterly information for the quarter ended March 31, 2002 was performed by other independent auditors, which issued unqualified report dated May 10, 2002.

April 25, 2003

KPMG Auditores Independentes
CRC-SP-014.428/O-6-“F”-DF

Manuel Fernandes Rodrigues de Sousa
Accountant CRC-RJ-052.428/O-S-DF

17.01 – OTHER INFORMATION, WHICH THE COMPANY UNDERSTANDS RELEVANT

ANNEX	FRAME	DESCRIPTION	PAGE
01	01	IDENTIFICATION	3
01	02	ADRESS OF COMPANY HEADQUARTERS	3
01	03	MARKET RELATIONS DIRECTOR - (Address for correspondence to Company)	3
01	04	REFERENCE/AUDITOR	3
01	05	COMPOSITION OF PAID CAPITAL	3
01	06	COMPANY'S CHARACTERISTICS	4
01	07	SUBSIDIARIES EXCLUDED FROM THE CONSOLIDATED STATEMENT	4
01	08	DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER	4
01	09	CAPITAL STOCK COMPOSITION AND ALTERATION IN CURRENT YEAR	4
01	10	MARKET RELATIONS DIRECTOR	4
02	01	BALANCE SHEET - ASSETS	5
02	02	BALANCE SHEET - LIABILITIES	6
03	01	QUARTERLY STATEMENT OF INCOME	8
04	01	NOTES TO THE QUARTERLY REPORT	10
05	01	COMMENTS ON THE COMPANY PERFORMANCE IN THE QUARTER	44
06	01	CONSOLIDATED BALANCE SHEET - ASSETS	45
06	02	CONSOLIDATED BALANCE SHEET - LIABILITIES	46
07	01	CONSOLIDATED QUARTERLY STATEMENT OF INCOME	48
08	01	COMMENTS ON THE CONSOLIDATED COMPANY PERFORMANCE IN THE QUARTER	50
16	01	OTHER INFORMATION, WHICH THE COMPANY UNDERSTANDS RELEVANT (NOT REVIEWED)	57
17	01	LIMITED REVIEW REPORT	60

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 27, 2003

BRASIL TELECOM S.A.

By:	/S/ Carla Cico
Name: Carla Cico Title: President and Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.